Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Preferred Share Purchase Rights)

of

FAMILY DOLLAR STORES, INC.

at

$80.00 Net Per Share

by

D3 MERGER SUB, INC.

a wholly owned subsidiary of

DOLLAR GENERAL CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 8, 2014, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made by D3 Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Dollar General Corporation, a Tennessee corporation (“Dollar General”). The Purchaser is offering to purchase all outstanding shares of common stock, par value $0.10 per share (together with the associated preferred share purchase rights, the “Shares”), of Family Dollar Stores, Inc., a Delaware corporation (“Family Dollar”), at a price of $80.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Dollar General and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”), (ii) the Agreement and Plan of Merger, dated as of July 27, 2014, as amended by Amendment No. 1, dated as of September 4, 2014 (the “Dollar Tree Merger Agreement”), by and among Family Dollar, Dollar Tree, Inc., a Virginia corporation (“Dollar Tree”), and Dime Merger Sub, Inc., a Delaware corporation, and the Voting and Support Agreements, dated as of July 27, 2014, by and among, Dollar Tree and each of the stockholders that are a party thereto as referenced in the Dollar Tree Merger Agreement (collectively, the “Dollar Tree Voting and Support Agreements”) having been validly terminated in accordance with their respective terms (the “Termination Condition”), (iii) Dollar General, the Purchaser and Family Dollar having entered into a definitive merger agreement (in form and substance satisfactory to Dollar General in its reasonable discretion) with respect to the acquisition of Family Dollar by Dollar General (the “Dollar General Merger Agreement”) providing for a second-step merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Family Dollar surviving as a wholly owned subsidiary of Dollar General, without the requirement for approval of any stockholder of Family Dollar, to be effected promptly following the consummation of the Offer, such merger agreement having not been terminated and the conditions to effecting the Proposed Merger (as defined below) pursuant to Section 251(h) of the DGCL being satisfied upon the acceptance for payment of Shares tendered pursuant to the Offer (the “Merger Agreement Condition”), (iv) Dollar General and the parties to the Dollar Tree Voting and Support Agreements (other than Dollar Tree) having entered into definitive tender and support agreements in form and substance satisfactory to Dollar General in its reasonable discretion (the “Support Agreements Condition”), (v) the board of directors of Family Dollar (the “Family Dollar Board”) having approved the Offer under Section 203 of the DGCL or the Purchaser being satisfied, in its reasonable discretion, that Section 203 of the DGCL is inapplicable to the Offer and the merger (the “Proposed Merger”) of Family Dollar and the Purchaser as described herein (and as contemplated by the definitive merger agreement described above) (the “Section 203 Condition”), (vi) the Family Dollar Board having redeemed the preferred share purchase rights associated with the Shares or the Purchaser being satisfied, in its reasonable discretion, that such preferred share purchase rights have been invalidated or are otherwise inapplicable to the Offer and the

Proposed Merger as described herein (the “Rights Condition”), and (vii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) having expired or been terminated (the “HSR Condition”). See “The Offer—Section 14—Conditions of the Offer” for a list of additional conditions to the Offer.

Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

Dollar General and the Purchaser are seeking to negotiate a definitive agreement for the acquisition of Family Dollar by Dollar General and are prepared to begin such negotiations immediately.

Subject to applicable law, Dollar General and the Purchaser reserve the right to amend the Offer in any respect (including amending the offer price and the consideration to be offered in a merger, including the Proposed Merger). In addition, in the event that Dollar General enters into a merger agreement with Family Dollar and such merger agreement does not provide for a tender offer, Dollar General and the Purchaser reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the consideration negotiated by Dollar General, the Purchaser and Family Dollar and specified in such merger agreement.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the transaction or upon the accuracy or adequacy of the information contained in the Offer to Purchase. Any representation to the contrary is a criminal offense.

You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares into the Offer. In connection with this Offer, Goldman, Sachs & Co. is the Dealer-Manager, Innisfree M&A Incorporated is the Information Agent and Continental Stock Transfer & Trust Company is the Depositary.

September 10, 2014

IMPORTANT

Any stockholder of Family Dollar who desires to tender all or a portion of such stockholder’s Shares in the Offer should either (i) complete and sign the accompanying Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to Continental Stock Transfer & Trust Company, the depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares” or (ii) request that such stockholder’s broker, dealer, commercial bank, trust company or other nominee effect the transaction for such stockholder. Stockholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares. The associated preferred share purchase rights are currently evidenced by the certificates or book-entry interests representing the Shares, and by tendering Shares a stockholder will also tender the associated preferred share purchase rights. If the Distribution Date (as defined in “The Offer—Section 8—Certain Information Concerning Family Dollar—Preferred Share Purchase Rights”) occurs, stockholders will be required to tender one associated preferred share purchase right for each Share tendered in order to effect a valid tender of such Share.

Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares.” Shares delivered pursuant to the guaranteed delivery procedure will not be included in the determination of whether the Minimum Tender Condition has been satisfied.

Questions and requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at Purchaser’s expense. Additionally, this Offer to Purchase, the related Letter of Transmittal and other materials relating to the Offer may be found at http://www.sec.gov.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

D3 Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Dollar General Corporation, a Tennessee corporation (“Dollar General”), is offering to purchase all outstanding shares of common stock, par value $0.10 per share (together with the associated preferred share purchase rights, the “Shares”), of Family Dollar Stores, Inc., a Delaware corporation (“Family Dollar”), at a price of $80.00 per Share, net to the seller in cash (the “Offer Price”), without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The following are some of the questions you, as a Family Dollar stockholder, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. Dollar General and the Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

The information concerning Family Dollar contained herein and elsewhere in this Offer to Purchase has been taken from or is based upon publicly available documents or records of Family Dollar on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Dollar General and the Purchaser have not independently verified the accuracy and completeness of such information. Dollar General and the Purchaser have no knowledge that would indicate that any statements contained herein relating to Family Dollar taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

In this Offer to Purchase, unless the context requires otherwise, the terms “we,” “our” and “us” refer to Dollar General and its subsidiaries, collectively.

Who is offering to buy my securities?

The Purchaser, D3 Merger Sub, Inc., is a Delaware corporation formed for the purpose of making this Offer to acquire all of the outstanding Shares of Family Dollar. The Purchaser is a wholly owned subsidiary of Dollar General. Dollar General is the largest discount retailer in the United States by number of stores, with 11,595 stores located in 40 states as of August 29, 2014. See “The Offer—Section 9—Certain Information Concerning Dollar General and the Purchaser.”

What securities are you offering to purchase?

We are offering to acquire all of the outstanding Shares, which includes the associated rights to purchase shares of Series A Junior Participating Preferred Stock (the “Rights”) issued pursuant to the Rights Agreement between Family Dollar and American Stock Transfer & Trust Company, LLC, as Rights Agent, dated as of June 9, 2014, as amended as of July 27, 2014 (the “Rights Agreement”). We refer to one share of Family Dollar common stock, together with the associated Rights, as a “share” or “Share.” See “Introduction.”

How much are you offering to pay for my Shares, and what is the form of payment?

We are offering to pay $80.00 per Share net to you, in cash, without interest and less any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not be required to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, it may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately acquire the entire equity interest in, Family Dollar while allowing Family Dollar stockholders an opportunity to receive the Offer Price upon the satisfaction of certain conditions by tendering their Shares into the Offer. If the Offer is consummated, we intend to complete a second-step merger with Family Dollar in which Family Dollar will become a wholly owned subsidiary of Dollar General and all outstanding Shares that are not purchased in the Offer (other than Shares held by stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the Offer Price, without interest and less any required withholding taxes (as further described herein, the “Proposed Merger”). See “The Offer—Section 12—Purpose of the Offer and the Proposed Merger; Plans for Family Dollar; Statutory Requirements; Approval of the Proposed Merger.”

Dollar General and the Purchaser are seeking to negotiate a definitive agreement for the acquisition of Family Dollar by Dollar General and are prepared to begin such negotiations immediately.

How does the Offer relate to the announced merger between Dollar Tree and Family Dollar?

On July 28, 2014, Dollar Tree and Family Dollar announced that on July 27, 2014 they had entered into an agreement and plan of merger pursuant to which Dollar Tree would acquire Family Dollar. Under the terms of the agreement, for each outstanding share of Family Dollar common stock (other than dissenting shares or shares owned by Family Dollar or its subsidiaries or by Dollar Tree or its subsidiaries), Family Dollar stockholders would receive consideration of approximately $74.50 per share, consisting of $59.60 in cash and approximately $14.90 in Dollar Tree common stock (subject to a collar). Family Dollar, however, is permitted, pursuant to the terms of the agreement, and subject to certain conditions, to terminate the agreement in order to enter into a definitive agreement for a superior proposal made by another party.

Our Offer to pay you $80.00 per share in cash is being made as an alternative, superior proposal to the announced merger between Dollar Tree and Family Dollar. The valid termination of the merger agreement between Dollar Tree and Family Dollar is a condition to this Offer. See “The Offer—Section 14—Conditions to the Offer.”

How long will it take to complete your proposed transaction?

The timing of completing the Offer and the Proposed Merger will depend on, among other things, if and when Family Dollar enters into a definitive merger agreement with us and the number of Shares we acquire pursuant to the Offer, and if and when any necessary approvals or waiting periods under the HSR Act related to the purchase of Shares pursuant to the Offer or the Proposed Merger expire or are terminated as described herein. See “The Offer—Section 12—Purpose of the Offer and the Proposed Merger; Plans for Family Dollar; Statutory Requirements; Approval of the Proposed Merger” and “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”

Do you have the financial resources to pay for the Shares?

We will need approximately $11.6 billion to purchase all outstanding Shares pursuant to the Offer and the Proposed Merger, to provide support for any offers to repurchase existing indebtedness of Family Dollar required as a result of the consummation of the Offer and the Proposed Merger, to refinance certain other existing indebtedness of Dollar General and Family Dollar and to pay related fees and expenses, including the $305 million break-up fee payable to Dollar Tree by Family Dollar if Family Dollar terminates the Dollar Tree Merger Agreement to enter into the Dollar General Merger Agreement. Dollar General expects to obtain the necessary funds from cash on hand and anticipated borrowings. Dollar General has entered into a debt commitment letter pursuant to which the lenders party thereto have agreed to provide financing that, together with cash on hand, will be sufficient to pay the consideration for the Offer and the Proposed Merger, any related debt transactions and related fees and expenses. The Offer is not conditioned on any financing arrangements or subject to a financing condition. See “The Offer—Section 10—Source and Amount of Funds.”

Is your financial condition material to my decision to tender in the Offer?

The Offer is being made for all outstanding Shares. Because the form of payment consists solely of cash and is not conditioned upon any financing arrangements, we do not believe our financial condition is material to your decision whether to tender in the Offer. See “The Offer—Section 10—Source and Amount of Funds.”

Have you held discussions with the Family Dollar Board regarding the Offer?

The Family Dollar Board has refused to discuss the Offer with us. Prior to making a public proposal on August 18, 2014 to acquire Family Dollar, Dollar General and Family Dollar have from time to time discussed a potential business combination during which Dollar General expressed its interest in such a transaction. Since July 28, 2014, when Family Dollar and Dollar Tree announced the Dollar Tree Merger Agreement, Dollar General has publicly expressed a desire to enter into a negotiated business combination with Family Dollar and has publicly announced the two proposals that Dollar General has submitted to the Family Dollar Board. The most recent of these proposals, in which Dollar General proposed to (i) acquire each outstanding share of Family Dollar common stock for $80.00 in cash, (ii) divest up to 1,500 retail stores to obtain antitrust clearance and (iii) agree to a $500 million “reverse break-up fee” in the event the requisite antitrust approvals were unable to be obtained, was announced by Dollar General on September 2, 2014. The Family Dollar Board has rejected each of these proposals. See “The Offer—Section 11—Background of the Offer; Other Transactions with Family Dollar.”

In light of Family Dollar Board’s unwillingness to engage with Dollar General with respect to a negotiated transaction and the Family Dollar Board’s public statements with respect to Dollar General’s prior proposals, Dollar General is making the offer directly to Family Dollar stockholders on the terms and conditions set forth in this Offer to Purchase as an alternative to the Dollar Tree transaction.

We continue to seek to negotiate a definitive agreement for the acquisition of Family Dollar by Dollar General and are prepared to begin such negotiations immediately.

What does the Family Dollar Board think of the Offer?

The Family Dollar Board has not approved the Offer or otherwise commented on it as of the date of this Offer to Purchase. Within 10 business days of the date of this Offer to Purchase, Family Dollar is required by law to publish, send or give to you (and file with the SEC) a statement as to whether it recommends acceptance or rejection of the Offer, that it has no opinion with respect to the Offer or that it is unable to take a position with respect to the Offer, and the reasons for any such position.

How long do I have to decide whether to tender in the Offer?

You have until the expiration date of the Offer to tender. The Offer currently is scheduled to expire at 5:00 p.m., New York City time, on October 8, 2014. The Purchaser, in its sole discretion, may extend the Offer from time to time for any reason. If the Offer is extended, we will issue a press release announcing the extension at or before 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer—Section 1—Terms of the Offer.”

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), we expect the Proposed Merger to occur promptly after the consummation of the Offer.

What are the most significant conditions to the Offer?

Consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Dollar General and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”), (ii) the Agreement and Plan of Merger, dated as of July 27, 2014, as amended by Amendment No. 1, dated as of September 4, 2014 (the “Dollar Tree Merger Agreement”), by and among Family Dollar, Dollar Tree, Inc., a Virginia corporation (“Dollar Tree”), and Dime Merger Sub, Inc., a Delaware corporation, and the Voting and Support Agreements, dated as of July 27, 2014, by and among, Dollar Tree and each of the stockholders that are a party thereto as referenced in the Dollar Tree Merger Agreement (collectively, the “Dollar Tree Voting and Support Agreements”) having been validly terminated in accordance with their respective terms (the “Termination Condition”), (iii) Dollar General, the Purchaser and Family Dollar having entered into a definitive merger agreement (in form and substance satisfactory to Dollar General in its reasonable discretion) with respect to the acquisition of Family Dollar by Dollar General (the “Dollar General Merger Agreement”) providing for a second-step merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Family Dollar surviving as a wholly owned subsidiary of Dollar General, without the requirement for approval of any stockholder of Family Dollar, to be effected promptly following the consummation of the Offer, such merger agreement having not been terminated and the conditions to effecting the Proposed Merger pursuant to Section 251(h) of the DGCL being satisfied upon the acceptance for payment of Shares tendered pursuant to the Offer (the “Merger Agreement Condition”), (iv) Dollar General and the parties to the Dollar Tree Voting and Support Agreements (other than Dollar Tree) having entered into definitive tender and support agreements in form and substance satisfactory to Dollar General in its reasonable discretion (the “Support Agreements Condition”), (v) the board of directors of Family Dollar (the “Family Dollar Board”) having approved the Offer under Section 203 of the DGCL or the Purchaser being satisfied, in its reasonable discretion, that Section 203 of the DGCL is inapplicable to the Offer and the merger (the “Proposed Merger”) of Family Dollar and the Purchaser as described herein (and as contemplated by the definitive merger agreement described above) (the “Section 203 Condition”), (vi) the Family Dollar Board having redeemed the preferred share purchase rights associated with the Shares or the Purchaser being satisfied, in its reasonable discretion, that such preferred share purchase rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger as described herein (the “Rights Condition”), and (vii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) having expired or been terminated (the “HSR Condition”). See “The Offer—Section 14—Conditions of the Offer” for a list of additional conditions to the Offer.

Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform Continental Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer—Section 1—Terms of the Offer.”

How do I tender my Shares into the Offer?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other required documents, to the Depositary, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares—Book-Entry Transfer,” not later than the time the Offer expires. If your Shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your Shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the Depositary before the expiration of the Offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange (“NYSE”) Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the Depositary within three NYSE trading days. However, the Depositary must receive the missing items within that three-trading-day period. See “The Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares.”

If the Distribution Date occurs, you also must tender one associated Right for each share of common stock tendered in order to validly tender such shares in the Offer. See “The Offer—Section 8—Certain Information Concerning Family Dollar—Preferred Share Purchase Rights.”

Can I withdraw tendered Shares? Until what time can I withdraw tendered Shares?

You can withdraw tendered Shares at any time before the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after November 8, 2014, which is the 60th day from the commencement of the Offer, unless we have already accepted such Shares for payment. See “The Offer—Section 4—Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw tendered Shares, within the timeframe for withdrawing Shares, you must deliver a written, telegraphic or facsimile transmission notice of withdrawal with the required information to the Depositary. See “The Offer—Section 4—Withdrawal Rights.”

When and how will I be paid for my tendered Shares?

Upon the terms and subject to the conditions of the Offer, we will pay for all validly tendered and not withdrawn Shares promptly after the later of the date of expiration of the Offer and the satisfaction or waiver of the conditions to the Offer set forth in “The Offer—Section 14—Conditions of the Offer.”

We will pay for your validly tendered and not withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (including, if the Distribution Date occurs, certificates for the Rights) (or of a confirmation of a book-entry transfer of such Shares (including, if the Distribution Date occurs, such Rights) as described in “The Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares”), a properly completed, timely received and duly executed Letter of Transmittal (or facsimile thereof) or Agent’s Message (as defined below) in lieu of a Letter of Transmittal and any other required documents for such Shares. See “The Offer—Section 2—Acceptance for Payment and Payment of Shares.”

Will the Offer be followed by a merger if all Shares are not tendered in the Offer?

If the conditions of the Offer are satisfied and we accept for payment the Shares validly tendered and not withdrawn, promptly after the consummation of the Offer we expect to consummate a second-step merger pursuant to Section 251(h) of the DGCL with Family Dollar in which Family Dollar will become a wholly owned subsidiary of Dollar General (in the Proposed Merger, all Shares that were not purchased in the Offer will be exchanged for an amount in cash per Share equal to the Offer Price without interest and less any required withholding taxes). If the Proposed Merger takes place, stockholders who did not validly tender Shares in the Offer (other than Shares held by stockholders who properly perfect their appraisal rights under the DGCL) will receive the same amount of cash per Share that they would have received had they validly tendered their Shares in the Offer. See “The Offer—Section 12—Purpose of the Offer and the Proposed Merger; Plans for Family Dollar; Statutory Requirements; Approval of the Proposed Merger.”

The treatment of your Shares if the Proposed Merger does take place and you properly perfect your appraisal rights is discussed in “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”

If the Offer is consummated, will Family Dollar continue as a publicly listed company?

As described above, we currently intend, promptly following consummation of the Offer, to acquire all remaining Shares in the Proposed Merger. If the Proposed Merger takes place, Family Dollar will no longer be publicly listed. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.”

Do I have to vote to approve the Proposed Merger?

No. Dollar General and the Purchaser intend to complete the Offer only if the Merger Agreement Condition is satisfied and a sufficient number of Shares are tendered such that the Minimum Tender Condition is satisfied, permitting Dollar General and the Purchaser to rely on Section 251(h) of the DGCL to complete the Proposed Merger without the requirement of approval from the Family Dollar stockholders.

If I decide not to tender, how will the Offer affect my Shares?

As described above, if the Offer is consummated, we intend to complete the Proposed Merger with Family Dollar in which Family Dollar will become a wholly owned subsidiary of Dollar General and all outstanding Shares that are not purchased in the Offer (other than Shares held by Dollar General and its subsidiaries, Family Dollar and any subsidiaries of Family Dollar or stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the Offer Price without interest and less any required withholding taxes. If the Proposed Merger is consummated, stockholders who did not tender their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the Offer Price without interest and less any required withholding taxes. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.”

Are appraisal rights available in the Offer or the Proposed Merger?

Appraisal rights are not available in the Offer. If the Proposed Merger is consummated, holders of Shares at the effective time of the Proposed Merger who do not vote in favor of, or consent to, the Proposed Merger and who comply with Section 262 of the DGCL will have the right to demand appraisal of their Shares. Under Section 262 of the DGCL, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Proposed Merger, and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per share to be paid in the Proposed Merger or the market value of the Shares. The value so determined could be more or less than the price per share to be paid in the Proposed Merger. See “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On July 25, 2014, the last full trading day before the first public announcement of a proposal by Dollar Tree to acquire Family Dollar, the last sales price of the Shares reported on the NYSE was $60.66 per Share. On September 9, 2014, the last trading day before the commencement of the Offer, the last reported sale price of the Shares on the NYSE was $78.70 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See “The Offer—Section 6—Price Range of Shares; Dividends.”

What are the U.S. federal income tax consequences of participating in the Offer?

In general, the receipt of cash by United States Holders (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences”) in exchange for Shares pursuant to the Offer or the Proposed Merger will be a taxable transaction for U.S. federal income tax purposes. A Non-United States Holder (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences”) who receives cash in exchange for Shares pursuant to the Offer generally will not be subject to U.S. federal income tax or withholding on any gain recognized. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences.”

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

Who can I talk to if I have questions about the Offer?

Stockholders may call Innisfree M&A Incorporated, the Information Agent for the Offer, at (877) 750-5837 (toll free) and banks and brokers may call collect at (212) 750-5833. See the back cover of this Offer to Purchase.

To the Holders of Shares of

Common Stock of Family Dollar:

INTRODUCTION

We, D3 Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Dollar General Corporation, a Tennessee corporation (“Dollar General”), are offering to purchase all outstanding shares of common stock, par value $0.10 per share, of Family Dollar Stores, Inc., a Delaware corporation (“Family Dollar”), and the associated preferred share purchase rights (the “Rights” and together with the common stock, the “Shares”) issued pursuant to the Rights Agreement, between Family Dollar and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”), dated as of June 9, 2014, as amended as of July 27, 2014, at a price of $80.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Stockholders who have Shares registered in their own names and tender directly to Continental Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees, commissions or similar expenses. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine whether such nominee will charge a fee for tendering Shares on their behalf. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not be obligated to pay transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of Goldman, Sachs & Co. (the “Dealer Manager”), the Depositary and Innisfree M&A Incorporated (the “Information Agent”) incurred in connection with their services in such capacities in connection with the Offer. See “The Offer—Section 17—Fees and Expenses.”

Consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Dollar General and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”), (ii) the Agreement and Plan of Merger, dated as of July 27, 2014, as amended by Amendment No. 1, dated as of September 4, 2014 (the “Dollar Tree Merger Agreement”), by and among Family Dollar, Dollar Tree, Inc., a Virginia corporation (“Dollar Tree”), and Dime Merger Sub, Inc., a Delaware corporation, and the Voting and Support Agreements, dated as of July 27, 2014, by and among, Dollar Tree and each of the stockholders that are a party thereto as referenced in the Dollar Tree Merger Agreement (collectively, the “Dollar Tree Voting and Support Agreements”) having been validly terminated in accordance with their respective terms (the “Termination Condition”), (iii) Dollar General, the Purchaser and Family Dollar having entered into a definitive merger agreement (in form and substance satisfactory to Dollar General in its reasonable discretion) with respect to the acquisition of Family Dollar by Dollar General (the “Dollar General Merger Agreement”) providing for a second-step merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Family Dollar surviving as a wholly owned subsidiary of Dollar General, without the requirement for approval of any stockholder of Family Dollar, to be effected promptly following the consummation of the Offer, such merger agreement having not been terminated and the conditions to effecting the Proposed Merger pursuant to Section 251(h) of the DGCL being satisfied upon the acceptance for payment of Shares tendered pursuant to the Offer (the “Merger Agreement Condition”), (iv) Dollar General and the parties to the Dollar Tree Voting and Support Agreements (other than Dollar Tree) having entered into definitive tender and support agreements in form and substance satisfactory to Dollar General in its reasonable discretion (the “Support Agreements Condition”), (v) the board of directors of Family Dollar (the “Family Dollar Board”) having approved the Offer under Section 203 of the DGCL or the Purchaser being satisfied, in its reasonable discretion, that Section 203 of the DGCL is inapplicable to the Offer and the merger (the “Proposed Merger”) of Family Dollar and the Purchaser as described herein (and as contemplated by the definitive merger agreement described above) (the “Section 203 Condition”), (vi) the Family Dollar Board having redeemed the Rights associated with the Shares or the Purchaser being satisfied, in its reasonable discretion, that such Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger as described herein (the “Rights Condition”), and (vii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) having expired or been terminated (the “HSR Condition”). See “The Offer—Section 14—Conditions of the Offer” for a list of additional conditions to the Offer.

Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

As of the date of this Offer to Purchase, Dollar General beneficially owns 10 Shares, representing less than one percent of the outstanding Shares. According to the Dollar Tree Merger Agreement filed with Family Dollar’s Form 8-K filed on July 28, 2014 with the Securities and Exchange Commission (the “SEC”), as of July 21, 2014 there were 113,951,710 Shares issued and outstanding, 820,662 Shares were issuable upon exercise of performance share rights and 1,579,968 Shares were issuable upon exercise of outstanding stock options. Based upon the foregoing, there were approximately 116,352,340 Shares outstanding on a fully diluted basis on July 21, 2014. The purpose of the Offer is to acquire control of, and ultimately acquire the entire equity interest in, Family Dollar. If the Minimum Tender Condition, the Merger Agreement Condition and the other conditions of the Offer are satisfied and the Offer is consummated, we intend to complete a second-step merger with Family Dollar in which Family Dollar will become a wholly owned subsidiary of Dollar General pursuant to Section 251(h) of the DGCL promptly following consummation of the Offer and all outstanding Shares that are not purchased in the Offer (other than Shares held by stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the Offer Price, without interest, and less any required withholding taxes. See “The Offer—Section 12—Purpose of the Offer and the Proposed Merger; Plans for Family Dollar; Statutory Requirements; Approval of the Proposed Merger.”

No appraisal rights are available in connection with the Offer; however, stockholders may have appraisal rights, if properly exercised under the DGCL and not withdrawn, in connection with the Proposed Merger. See “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”

Dollar General and the Purchaser are seeking to negotiate a definitive agreement for the acquisition of Family Dollar by Dollar General and are prepared to begin such negotiations immediately.

Subject to applicable law, Dollar General and the Purchaser reserve the right to amend the Offer in any respect (including amending the offer price and the consideration to be offered in a merger, including the Proposed Merger). In addition, in the event that Dollar General enters into a merger agreement with Family Dollar and such merger agreement does not provide for a tender offer, Dollar General and the Purchaser reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the consideration negotiated by Dollar General, the Purchaser and Family Dollar and specified in such merger agreement.

In the event the Offer is terminated or not consummated, or after the expiration of the Offer and pending consummation of the Proposed Merger, we may purchase additional Shares not tendered in the Offer. Such purchases may be made in the open market or through privately negotiated transactions, tender offers or otherwise. Any such purchases may be on the same terms as, or on terms more or less favorable to stockholders than, the terms of the Offer. Any possible future purchases by us will depend on many factors, including the results of the Offer, our business and financial position and general economic and market conditions.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as defined below) and not previously withdrawn in accordance with “The Offer—Section 14—Conditions of the Offer.” “Expiration Date” means 5:00 p.m., New York City time, on October 8, 2014, unless extended, in which event “Expiration Date” means the time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in “The Offer—Section 14—Conditions of the Offer,” which include, among other things, satisfaction of the Minimum Tender Condition, the Termination Condition, the Merger Agreement Condition, the Section 203 Condition, the Rights Condition, the HSR Condition, and the Support Agreements Condition. If any such condition is not satisfied, we may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in “The Offer—Section 4—Withdrawal Rights,” retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

Subject to any applicable rules and regulations of the SEC, we expressly reserve the right, but not the obligation, in our sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares.

As of the date of this Offer to Purchase, the Rights do not trade separately. Accordingly, by tendering Shares you are automatically tendering a similar number of Rights. If, however, the Rights detach, tendering stockholders will be required to deliver Rights certificates with the Shares (or confirmation of book-entry transfer, if available, of such Rights).

If we decrease the percentage of Shares being sought or increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such period of 10 business days. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Tender Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and number of shares tendered, a minimum of 10 business days may be required to allow adequate dissemination and investor response.

“Business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight New York City time.

If we extend the Offer, are delayed in accepting for payment of or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain all Shares tendered on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as provided in “The Offer—Section 4—Withdrawal Rights.” Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

We will make a request to Family Dollar for its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn, promptly after the Expiration Date. We expressly reserve the right, in our sole discretion, but subject to applicable laws, to delay acceptance for and thereby delay payment for Shares in order to comply with applicable laws or if any of the conditions referred to in “The Offer—Section 14—Conditions of the Offer” have not been satisfied or if any event specified in such Section has occurred. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see “The Offer—Section 14—Conditions of the Offer.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (including, if the Distribution Date (as defined in “The Offer—Section 8—Certain Information Concerning Family Dollar—Preferred Share Purchase Rights”) occurs, certificates for the Rights) (or a confirmation of a book-entry transfer of such Shares (including, if the Distribution Date occurs, such Rights) into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares”)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or Agent’s Message in lieu of a Letter of Transmittal and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

We will pay the same per Share consideration pursuant to the Offer to all stockholders. The per Share consideration paid to any stockholder pursuant to the Offer will be the Offer Price, without interest and less any required withholding taxes.

We reserve the right to transfer or assign, in whole or in part from time to time, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. In order for you to validly tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or Agent’s Message (as defined below) in lieu of a Letter of Transmittal and any other documents required by the Letter of Transmittal and (b) certificates for the Shares (including, if the Distribution Date occurs, certificates for the Rights) to be tendered or delivery of such Shares (including, if the Distribution Date occurs, such Rights) pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) you or your nominee must comply with the guaranteed delivery procedure described below.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your sole option and risk, and delivery of your Shares will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date.

The valid tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the same are accepted for payment by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or your nominee must comply with the guaranteed delivery procedure described below. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange (“NYSE”) Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instructions 1, 5 and 7 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1, 5 and 7 of the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary, as provided below, by the Expiration Date; and

(iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Shares delivered pursuant to the guaranteed delivery procedure will not be included in the determination of whether the Minimum Tender Condition has been satisfied.

Backup Withholding. Under the U.S. federal income tax backup withholding rules, 28% of the gross proceeds payable to a tendering United States Holder (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences”) or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the United States Holder or other payee provides his or her correct taxpayer identification number (employer identification number or social security number) to the Depositary, certifies as to no loss of exemption from backup withholding and complies with applicable requirements of the backup withholding rules, or such United States Holder is otherwise exempt from backup withholding. Therefore, unless an exemption exists and is proven in a manner satisfactory to the Depositary, each tendering United States Holder should complete and sign the Internal Revenue Service (“IRS”) Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding. Certain United States Holders (including, among others, corporations) are not subject to these backup withholding requirements. In addition, in order for a Non-United States Holder (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences”) to avoid backup withholding, the Non-United States Holder must submit a statement (generally, an IRS Form W-8BEN, W-8BEN-E or W-8ECI), signed under penalties of perjury, attesting to that Non-United States Holder’s exempt status. Such statements can be obtained from the Depositary or the IRS website at www.irs.gov.

Any tendering stockholder or other payee who fails to complete fully and sign the IRS Form W-9 included in the Letter of Transmittal (or such other IRS form as may be applicable) may be subject to U.S. federal income tax backup withholding of 28% of the gross proceeds paid to such stockholder or other payee pursuant to the Offer.

Appointment of Proxy. By executing a Letter of Transmittal (or facsimile thereof) or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). This power-of-attorney and proxy will be governed by and construed in accordance with the laws of the State of Delaware and applicable federal securities laws. All such powers-of-attorney and proxies are irrevocable and coupled with an interest in the tendered Shares (and such other Shares and securities). Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers-of-attorney, proxies and consents granted by you with respect to such Shares (and such other Shares and securities) will, without further action, be revoked, and no subsequent powers-of-attorney, proxies or consents may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all of your voting and other rights with respect to such Shares (and such other Shares and securities) as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Family Dollar’s stockholders, or with respect to any actions by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares (and such other Shares and securities) (including voting at any meeting of stockholders).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares (or the associated Rights), for any meeting of Family Dollar’s stockholders.

Determination of Validity. Dollar General and the Purchaser will interpret the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto). All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the Offer to the extent permitted by applicable law and any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Purchaser shall determine. None of the Purchaser, Dollar General or any of their respective affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any

other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4.	Withdrawal Rights.

A stockholder may withdraw Shares that it has previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after November 8, 2014, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by the Purchaser pursuant to the Offer. If we extend the Offer, delay acceptance for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

For your withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be re-tendered by again following one of the procedures described in “The Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares” at any time before the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any other stockholder. None of Dollar General, the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.	Certain U.S. Federal Income Tax Consequences.

The following is a summary of certain material U.S. federal income tax consequences of the Offer and the Proposed Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Proposed Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Proposed Merger. The discussion applies only to holders that hold their Shares as capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, holders that purchase or sell Shares as part of a wash sale for tax purposes, holders in special tax situations (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt organizations, U.S. expatriates, “controlled foreign corporations” or “passive foreign investment companies”), or United States Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address any aspect of the alternative minimum tax, the Medicare tax on net investment income, the U.S. federal gift or estate tax, or state, local or foreign taxation. This discussion also does not address the tax consequences to holders of Shares who exercise appraisal rights under the DGCL.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the tax activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of tendering or exchanging Shares pursuant to the Offer or the Proposed Merger.

The U.S. federal income tax consequences set forth below are based on current law. Because individual circumstances may differ, each holder should consult such holder’s own tax advisor to determine the applicability of the rules discussed below to such holder and the particular tax effects of the Offer and the Proposed Merger to such holder, including the application and effect of U.S. federal estate and gift, state, local and other tax laws.

United States Holders. For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for these purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

The receipt of cash for Shares pursuant to the Offer or the Proposed Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder will recognize gain or loss in an amount equal to the difference between such United States Holder’s adjusted tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Proposed Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Proposed Merger. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Proposed Merger), such Shares were held for more than one year. Long-term capital gains recognized by an individual generally will be taxed at preferential rates. Net capital losses may be subject to limits on deductibility.

Non-United States Holders. For purposes of this discussion, the term “Non-United States Holder” means a beneficial owner of Shares that is neither a United States Holder nor a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes).

In general, a Non-United States Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Proposed Merger unless:

•	the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-United States Holder’s permanent establishment in the United States), in which event (i) the Non-United States Holder will be subject to U.S. federal income tax in the same manner as if it were a United States Holder (but such Non-United States Holder should provide an IRS Form W-8ECI instead of an IRS Form W-9), and (ii) if the Non-United States Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty);

•	the Non-United States Holder is an individual present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, in which event the Non-United States Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares net of applicable U.S. source losses from sales or exchanges of other capital assets recognized during the year; or

•	Family Dollar is or has been a United States real property holding corporation for U.S. federal income tax purposes and the Non-United States Holder held, directly or indirectly, at any time during the shorter of (i) the five-year period ending on the date of sale (or, if applicable, the date of the Proposed Merger) and (ii) the period during which the Non-United States Holder held such Shares, more than 5% of the Shares and such holder is not eligible for any treaty exemption.

Information Reporting and Backup Withholding. Payments made to a noncorporate United States Holder in connection with the Offer or the Proposed Merger generally will be subject to information reporting and may be subject to “backup withholding.” See “The Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares—Backup Withholding.”

Backup withholding generally applies if a United States Holder (i) fails to provide an accurate taxpayer identification number or (ii) in certain circumstances, fails to comply with applicable certification requirements. A Non-United States Holder generally will be exempt from information reporting and backup withholding if it certifies on an IRS Form W-8BEN or W-8BEN-E that it is not a U.S. person, or otherwise establishes an exemption in a manner satisfactory to the Depositary.

Backup withholding is not an additional tax and may be refunded by the IRS to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from information reporting and backup withholding, including corporations. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. Each holder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering United States Holders may be able to prevent backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal or, in the case of Non-United States Holders, an IRS Form W-8BEN, W-8BEN-E or other applicable form.

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on the NYSE under the symbol “FDO.” The following table sets forth, for each of the periods indicated, the high and low sales prices per Share on the NYSE, and the dividends per Share declared and paid, as disclosed in Family Dollar’s Form 10-K filed with the SEC on October 28, 2013 with respect to the periods of fiscal years 2012 and 2013 and with respect to the periods of fiscal years 2014 and 2015, as reported in published financial sources:

2015	High	Low	Dividends Declared	Dividends Paid
First Quarter (through September 9)	$80.97	$78.40	$0.31	$—

2014	High	Low	Dividends Declared	Dividends Paid
First Quarter	$75.29	$66.94	$0.26	$0.26
Second Quarter	70.01	59.67	0.26	0.26
Third Quarter	66.13	55.64	0.31	0.31
Fourth Quarter	80.20	58.21	0.31	0.31

2013	High	Low	Dividends Declared	Dividends Paid
First Quarter	$70.17	$61.26	$0.21	$0.21
Second Quarter	72.54	54.06	0.21	0.21
Third Quarter	65.82	57.50	0.26	0.26
Fourth Quarter	74.44	59.30	0.26	0.26

2012	High	Low	Dividends Declared	Dividends Paid
First Quarter	$60.53	$47.99	$0.18	$0.18
Second Quarter	59.99	53.03	0.21	0.18
Third Quarter	70.00	53.42	0.21	0.21
Fourth Quarter(1)	74.73	61.67	—	0.21

(1)	On September 4, 2012, subsequent to the end of fiscal 2012, the Family Dollar Board declared a regular quarterly cash dividend on the Shares of $0.21 per share, payable Monday, October 15, 2012, to stockholders of record at the close of business on Friday, September 14, 2012.

On July 25, 2014, the last full trading day before the first public announcement of a proposal by Dollar Tree to acquire Family Dollar, the last sales price of the Shares reported on the NYSE was $60.66 per Share. On September 9, 2014, the last trading day before the commencement of the Offer, the last reported sale price of the Shares on the NYSE was $78.70 per Share. You are urged to obtain current market quotations for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. The acceptance for payment of Shares pursuant to the Offer will reduce the number of Shares that might otherwise publicly trade and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares. If the Proposed Merger is consummated, stockholders who did not tender their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the Offer Price, without interest and less any required withholding taxes.

Stock Exchange Listing. The Shares are listed on the NYSE. It is possible the Shares may no longer meet the standards for continued listing on the NYSE and may be delisted from the NYSE following consummation of the Offer. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on the NYSE, the market for the Shares could be adversely affected. According to the NYSE’s published guidelines, the Shares would not meet the criteria for continued listing on the NYSE if, among other things, (i) the number of total stockholders of Family Dollar should fall below 400, (ii) the number of total stockholders of Family Dollar should fall below 1,200 and the average monthly trading volume for the Shares is less than 100,000 for the most recent 12 months or (iii) the number of publicly held Shares (exclusive of holdings of officers and directors of Family Dollar and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000. If the Shares are not delisted prior to the Proposed Merger, we intend to delist the Shares from the NYSE promptly following consummation of the Proposed Merger.

Registration Under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Family Dollar to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act may substantially reduce the information required to be furnished by Family Dollar to its stockholders and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders’ meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of Family Dollar and persons holding “restricted securities” of Family Dollar may be deprived of, or delayed in, the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. We intend to seek to cause Family Dollar to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning Family Dollar.

Except as otherwise expressly set forth in this Offer to Purchase, the information concerning Family Dollar contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Dollar General, the Purchaser, the Dealer Manager, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Family Dollar to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Dollar General, the Purchaser, the Dealer Manager, the Information Agent or the Depositary. Dollar General, the Purchaser, the Dealer Manager, the Information Agent and the Depositary have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.

According to the Family Dollar Form 10-K filed with the SEC on October 28, 2013 (the “Family Dollar 10-K”), Family Dollar was founded in 1959 and incorporated in Delaware in 1969, its principal executive offices are located at 10401 Monroe Road, Matthews, NC 28105, its telephone number is (704) 847-6961 and its website address is www.familydollar.com. According to the Family Dollar Form 10-Q filed with the SEC on July 10, 2014 (the “Family Dollar 10-Q”), Family Dollar operates a chain of more than 8,200 general merchandise retail discount stores in 46 states, providing value-conscious consumers with a selection of competitively priced merchandise in convenient neighborhood stores. According to the Family Dollar 10-Q, Family Dollar’s merchandise assortment includes consumables, home products, apparel and accessories, and seasonal and electronics. According to the Family Dollar 10-Q, Family Dollar sells merchandise at prices that generally range from less than $1 to $10. According to the Family Dollar 10-K, as of August 31, 2013, Family Dollar had approximately 34,000 full-time employees and approximately 24,000 part-time employees.

Preferred Share Purchase Rights. The following description of the Rights is based upon publicly available documents. This description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is filed as Exhibit 4.1 to Family Dollar’s Current Report on Form 8-K filed with the SEC on June 9, 2014 and Amendment No. 1 to the Rights Agreement which is filed as Exhibit 4.1 to Family Dollar’s Current Report on Form 8-K filed with the SEC on July 28, 2014. Amendment No. 1 to the Rights Agreement, among other things, rendered the Rights Agreement inapplicable to the Dollar Tree Merger Agreement and the transactions contemplated thereby.

On June 8, 2014 (the “Rights Dividend Declaration Date”), the Family Dollar Board authorized and declared a dividend distribution of one right (a “Right”) for each outstanding share of common stock, par value $0.10 per share, of Family Dollar (the “Common Stock”) to stockholders of record at the close of business on June 19, 2014 (the “Record Date”). Each Right entitles the registered holder to purchase from Family Dollar a unit consisting of one one-thousandth of a share (a “Unit”) of Series A Junior Participating Preferred Stock, par value $1.00 per share (the “Series A Preferred Stock”), at a purchase price of $300.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of June 9, 2014, between Family Dollar and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, as Rights Agent. The Series A Preferred Stock was established pursuant to a Certificate of Designation, Preferences and Rights (the “Certificate of Designation”), which was filed by Family Dollar with the Secretary of State of the State of Delaware on March 3, 2011.

Initially, the Rights will be attached to all shares of Common Stock then outstanding, and no separate certificates evidencing Rights (each, a “Rights Certificate”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), other than as a result of repurchases of stock by Family Dollar or acquisitions by certain Exempt Persons (as defined below) or (ii) 10 business days (or such later date as the Family Dollar Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (the earlier of (i) and (ii) being referred to herein as the “Distribution Date”). An “Exempt Person” means each person that beneficially owns on the Rights Dividend Declaration Date a number of shares of Common Stock representing more than 10% of the outstanding shares of Common Stock, except that each such person will be considered an Exempt Person only if and so long as the shares of Common Stock that are beneficially owned by such person do not exceed the number of shares which are beneficially owned by such person on the Rights Dividend Declaration Date, plus any additional shares of Common Stock representing not more than 1% of the shares of Common Stock then outstanding, and except that a person will cease to be an Exempt Person immediately at such time as such person ceases to be the beneficial owner of more than 10% of the shares of Common Stock then outstanding.

Until the Distribution Date, (i) the Rights will be evidenced by the balances in the book-entry account system of the transfer agent for the Common Stock registered in the names of the holders of the Common Stock, (ii) any confirmation or written notices sent to holders of Common Stock in book-entry form and any new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the transfer of Common Stock outstanding will also constitute the transfer of the Rights associated with such shares of Common Stock. Pursuant to the Rights Agreement, Family Dollar reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of preferred stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 p.m., New York City time on June 8, 2015 (the “Final Expiration Date”), unless the Rights Agreement is earlier terminated or such date is extended or the Rights are earlier redeemed or exchanged by Family Dollar as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of Family Dollar) having a value (as determined pursuant to the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event described in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

In the event that a person becomes an Acquiring Person and (i) Family Dollar engages in a merger or other business combination transaction in which Family Dollar is not the surviving corporation, (ii) Family Dollar engages in a merger or other business combination transaction in which Family Dollar is the surviving corporation and the Common Stock of Family Dollar is changed or exchanged, or (iii) 50% or more of Family Dollar’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the “Triggering Events.”

At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Family Dollar Board may exchange the Rights (other than Rights owned by such person or group which have become null and void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock per Right (subject to adjustment). If an insufficient number of shares of Common Stock are available for such exchange despite Family Dollar’s good faith efforts to authorize additional shares of Common Stock, Family Dollar will substitute a number of shares of preferred stock or a fraction thereof for each share of Common Stock that would otherwise be issuable.

The purchase price payable, and the number of Units of preferred stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred stock, (ii) if holders of the preferred stock are granted certain rights or warrants to subscribe for preferred stock or convertible securities at less than the current market price of the preferred stock, or (iii) upon the distribution to holders of the preferred stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the preferred stock on the last trading date prior to the date of exercise.

At any time prior to the Stock Acquisition Date, Family Dollar may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Family Dollar Board) or amend the Rights Agreement to change the Final Expiration Date to another date, including without limitation an earlier date. Immediately upon the action of the Family Dollar Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of Family Dollar, including, without limitation, the right to vote or to receive dividends in respect of the Rights. While the distribution of the Rights will not be taxable to stockholders or to Family Dollar, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of Family Dollar or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Family Dollar Board prior to the Stock Acquisition Date. After the Stock Acquisition Date, the provisions of the Rights Agreement may only be amended by the Family Dollar Board in order to cure any ambiguity, to correct any defect or inconsistency or to make changes which do not adversely affect the interests of holders of Rights.

Additional Information. Family Dollar is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Family Dollar is required to disclose in such proxy statements certain information, as of particular dates, concerning Family Dollar’s directors and officers, their remuneration, stock options granted to them, the principal holders of Family Dollar’s securities and any material interest of such persons in transactions with Family Dollar. Such reports, proxy statements and other information may be read and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained free of charge at the website maintained by the SEC at http://www.sec.gov.

9.	Certain Information Concerning Dollar General and the Purchaser.

Purchaser. The Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and the commencement of the Offer. The Purchaser is a wholly owned subsidiary of Dollar General. The principal executive offices of the Purchaser are located at 100 Mission Ridge, Goodlettsville, TN 37072 (telephone number (615) 855-4000).

Dollar General. Dollar General was founded in 1939 as J.L. Turner and Son, Wholesale and was incorporated as a Kentucky corporation under the name J.L. Turner & Son, Inc. in 1955, when the first Dollar General store was opened. The name of the company was changed to Dollar General in 1968, and in 1998 Dollar General was reincorporated as a Tennessee corporation. The principal executive offices of Dollar General are located at 100 Mission Ridge, Goodlettsville, TN 37072 (telephone number (615) 855-4000). Dollar General is the largest discount retailer in the United States by number of stores, with 11,595 stores located in 40 states as of August 29, 2014, primarily in the southern, southwestern, midwestern and eastern United States. Dollar General offers a broad selection of merchandise, including consumable products such as food, paper and cleaning products, health and beauty products, pet supplies and tobacco products, and non-consumable products such as seasonal merchandise, home decor and domestics, and basic apparel. The merchandise offered includes high quality national brands from leading manufacturers, as well as comparable quality private brand selections with prices at substantial discounts to national brands. Dollar General offers customers these national brand and private brand products at everyday low prices (typically $10 or less) in convenient small-box (small store) locations. As of February 28, 2014, Dollar General employed approximately 100,600 full-time and part-time employees, including divisional and regional managers, district managers, store managers, other store personnel and distribution center and administrative personnel.

The principal trading market for Dollar General’s common stock is the NYSE. Dollar General is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth below under “Available Information.”

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of Dollar General and the members of the board of directors and the executive officers of the Purchaser are set forth in Schedule I to this Offer to Purchase.

None of Dollar General, the Purchaser or, to the knowledge of Dollar General or the Purchaser after reasonable inquiry, any of the persons listed in Schedule I, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

As of the date of this Offer to Purchase, Dollar General beneficially owns 10 Shares, representing less than one percent of the outstanding Shares.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Dollar General, the Purchaser and, to Dollar General’s and the Purchaser’s knowledge, the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of Dollar General, the Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Family Dollar; (ii) except for the open market purchase of 10 Shares by Dollar General on August 20, 2014, for a purchase price of $80.02 per Share, none of Dollar General, the Purchaser and, to Dollar General’s and the Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares during the past 60 days; (iii) during the two years before the date of this Offer to Purchase, there have been no transactions between Dollar General, the Purchaser, their subsidiaries or, to Dollar General’s and the Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Family Dollar or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (iv) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Dollar General, the Purchaser, their subsidiaries or, to Dollar General’s and the Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Family Dollar or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO, including the Debt Commitment Letter referred to below. The Schedule TO and the exhibits thereto, as well as other information filed by Dollar General and Family Dollar with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a website at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Dollar General and Family Dollar has filed electronically with the SEC. Additionally, requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies and copies will be furnished promptly at the Purchaser’s expense.

10.	Source and Amount of Funds.

Dollar General estimates that it will need approximately $11.6 billion to purchase all outstanding Shares pursuant to the Offer and the Proposed Merger, to provide support for any offers to repurchase existing indebtedness of Family Dollar required as a result of the consummation of the Offer and the Proposed Merger, to refinance certain other existing indebtedness of Dollar General and Family Dollar and to pay related fees and expenses, including the $305 million break-up fee payable to Dollar Tree by Family Dollar if Family Dollar terminates the Dollar Tree Merger Agreement to enter into the Dollar General Merger Agreement. Dollar General expects to obtain the necessary funds from cash on hand and anticipated borrowings. Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition. Dollar General has entered into a Commitment Letter (the “Debt Commitment Letter”) with Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC and Citigroup Global Markets Inc. (the “Commitment Parties”), dated as of September 10, 2014, pursuant to which the Commitment Parties have agreed to provide financing (the “Financing”) for the Offer and the

Proposed Merger, any related debt transactions and related fees and expenses, consisting of (a) a five year $2.5 billion asset-based revolving facility (the “Revolving Facility”), (b) a seven year $6.5 billion senior secured term loan facility (the “Term Loan Facility”) and (c) a one year $3.25 billion unsecured bridge facility which if still outstanding after one year will be extended to an eight year term loan (the “Bridge Facility” and, together with the Revolving Facility and the Term Loan Facility, the “Debt Facilities”). It is expected that at or prior to the consummation of the Offer, senior unsecured notes maturing after eight years (the “Notes”) will be issued and sold in a private offering in lieu of a portion or all of the drawings under the bridge facility. This Offer to Purchase does not constitute an offer to sell or a solicitation of an offer to purchase such notes and they will not be and have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The commitment of the Commitment Parties under the Debt Commitment Letter will terminate upon the earliest to occur of (i) the termination of the Offer by us prior to the purchase of Shares pursuant to the Offer and the consummation of the Proposed Merger, (ii) after the execution of the Dollar General Merger Agreement and prior to the consummation of the Offer and the related transactions, the termination of the Dollar General Merger Agreement by us (or our affiliates) or with our (or our affiliates’) written consent or otherwise in accordance with its terms (other than with respect to provisions therein that expressly survive termination) prior to the consummation of the Offer, (iii) the consummation of the purchase of Shares pursuant to the Offer and the consummation of the Proposed Merger with or without the funding of the Debt Facilities and (iv) 11:59 p.m., New York City time, on June 10, 2015; provided that if the HSR Condition shall not have been satisfied by such time, such time shall be extended to 11:59 p.m., New York City time, on September 10, 2015 (and if the marketing period described in clause (ix) below has commenced on September 8, 2015 but not ended on September 10, 2015, the business day after the last day of such marketing period). The terms and the interest rates of the Debt Facilities and the Notes will, subject to certain limitations, depend on prevailing market conditions at the time of the syndication of the Debt Facilities and the Notes. We currently expect (i) that the interest rate for the Revolving Facility will be equal to LIBOR for an interest period of 1, 2, 3 or 6 months (or, if available to all lenders, an interest period of 12 months or less) plus an applicable margin ranging from 1.25% to 1.75%, or an alternate base rate (defined as the higher of (x) the prime rate of the administrative agent for the Revolving Facility and (y) the federal funds effective rate from time to time plus 0.50%) plus an applicable margin ranging from 0.25% to 0.75%, in each case with the applicable margin depending on average excess availability, (ii) that the interest rate for the Term Loan Facility will be equal to LIBOR for an interest period of 1, 2, 3 or 6 months (or, if available to all lenders, an interest period of 12 months or less, and with a LIBOR “floor” of 0.75%) plus an applicable margin of 3.00%, or an alternate base rate (defined as the highest of (x) the prime rate of the administrative agent for the Term Loan Facility, (y) the federal funds effective rate from time to time plus 0.50% and (z) LIBOR for a one month interest period plus 1.00%) plus an applicable margin of 2.00%, and (iii) that the interest rate for the Bridge Facility will be equal to LIBOR (based on a 3-month interest period and with a LIBOR “floor” of 1.00%) plus 5.00%. Under certain conditions, the interest rates on overdue amounts will increase by 2.00%. We expect that the Debt Facilities will contain (i) representations, warranties, affirmative and negative covenants and other terms customary for facilities of this type, including restrictions on the ability to make dividends, repurchases of stock and similar payments, to incur additional indebtedness, to create liens, to enter into fundamental changes, to dispose of assets, to make loans, acquisitions and investments and to prepay, redeem or repurchase certain junior indebtedness and (ii) certain events of default, including related to the nonpayment of interest or principal, breach of covenants, inaccuracy of representations, certain bankruptcy and similar events, material judgments, ERISA events, invalidity of loan documents and cross defaults and cross acceleration to other material indebtedness. Upon the occurrence of an event of default, we expect that the lenders under the Debt Facilities will have the right to declare all outstanding obligations to be immediately due and payable, enforce rights with respect to any collateral and take certain other actions. The Term Loan Facility and the Revolving Facility will be secured by substantially all of our assets, subject to compliance with the terms of certain existing indebtedness of Dollar General and Family Dollar with (i) the Revolving Facility being secured by a first priority lien on inventory, credit card receivables and certain related assets (with the amount available to be drawn under the Revolving Facility depending on the value of such first priority collateral from time to time in accordance with a customary “borrowing base” formula) and a second priority lien on other assets, and (ii) the Term Loan Facility being secured by a second priority lien on inventory, credit card receivables and certain related assets and a first priority lien on other assets. The obligation of the Commitment Parties to provide Debt Facilities under the Debt Commitment Letter is subject to a number of conditions (the “Financing Conditions”), including without limitation (i) a condition that, since the date hereof, there has not been any Material Adverse Effect (defined in the Debt Commitment Letter in a manner substantially the same as the definition of “Material Adverse Effect” herein); (ii) negotiation, execution and delivery of definitive documentation with respect to the appropriate loan documents; (iii) the delivery of certain customary closing documents (including, among others, a customary solvency certificate for Dollar General) and specified items of collateral consistent with the Debt Commitment Letter and specified documentation standards; (iv) the accuracy of certain specified representations and warranties in the loan documents; (v) consummation of the Offer and the Proposed Merger (without giving effect to any modification, amendment or express waiver or consent that is materially adverse to the lenders under the Debt Facilities in their capacities as such without the consent of the Commitment Parties (such consent not to be unreasonably withheld, delayed or conditioned)) substantially concurrently with the initial funding of the Debt Facilities; (vi) payment of applicable costs, fees and expenses; (vii) the refinancing of certain existing debt substantially concurrently with the initial funding of the Debt Facilities; (viii) the receipt of certain historical financial information and pro forma financial statements; and (ix) the receipt of an offering memorandum and related information with respect to the notes offering and the expiration of a 15 business day marketing period to market the notes (with certain customary blackout and restart dates).

Because Dollar General has entered into the Debt Commitment Letter to provide funds to purchase all shares validly tendered in the Offer, which it will provide to Purchaser, there are no alternative financing arrangements in place nor have any alternative financing plans been made.

11.	Background of the Offer; Proposed Merger Agreement; Other Transactions with Family Dollar.

Background of the Offer

As part of the continuous evaluation of its business plans, Dollar General regularly evaluates and considers a variety of options to enhance its business, including among other things, strategic business or asset acquisitions. In particular, from time to time over the years, management and the Dollar General board have considered an acquisition of Family Dollar. Such consideration has included extensive analyses of the related antitrust considerations by management working together with experienced outside counsel. In addition, prior to 2013, Rick Dreiling, Chairman and Chief Executive Officer of Dollar General, and/or Michael Calbert, a member of the board of directors of Dollar General, on occasion have had informal meetings with Howard Levine, Chairman and Chief Executive Officer of Family Dollar, during which the merits of a business combination but not any specific proposals were generally discussed.

On February 28, 2013, Mr. Calbert met with Mr. Levine to discuss the current state of the economy and the potential for consolidation in the retail sector. The discussion included the merits of a potential combination of Dollar General and Family Dollar. During the discussion, Mr. Levine expressed his interest in serving as the chief executive officer of the combined company and establishing its headquarters in Charlotte, North Carolina. Mr. Calbert noted that these specific requests likely would be viewed unfavorably by Dollar General’s board.

The Dollar General board of directors was scheduled to discuss preliminarily a potential combination of Dollar General and Family Dollar at its regularly scheduled board meeting on August 28, 2013. However, due to the illness and brief hospitalization of Mr. Dreiling, the board did not discuss such matters and a meeting with Mr. Levine scheduled for the following day that Mr. Calbert had previously requested was cancelled.

In the late summer of 2013, Dollar General contacted representatives of Goldman, Sachs & Co. (“Goldman Sachs”) to discuss a potential transaction with Family Dollar. Although Goldman Sachs was not formally retained until August 2014, members of management of Dollar General continued to have discussions with representatives of Goldman Sachs about a potential transaction, including the financial analyses of a transaction, from time to time through the following year.

On October 3, 2013, at a special meeting of the board of directors, the Dollar General board met with members of management to discuss a potential acquisition of Family Dollar. The board discussed a variety of matters, including antitrust considerations, pertaining to such a potential acquisition.

On October 15, 2013, Messrs. Dreiling and Calbert met with Mr. Levine and George Mahoney, Jr., a member of the Family Dollar board, to explore the possibility of a potential business combination transaction between Family Dollar and Dollar General. During the discussions, the representatives of Dollar General conveyed that they were keenly interested in a combination of the two companies. In addition to discussing the merits of a potential combination of Dollar General and Family Dollar, Mr. Levine again expressed his interest in serving as the chief executive officer of the combined company and establishing its headquarters in Charlotte, North Carolina. As he had done at the February 28, 2013 meeting, Mr. Calbert suggested such requests likely would be viewed unfavorably by Dollar General’s board. Also at this meeting, Mr. Levine expressed concern that Family Dollar’s analysis suggested that a combination of Dollar General and Family Dollar would face potential antitrust issues. Messrs. Dreiling and Calbert informed Mr. Levine that Dollar General had undertaken substantial antitrust work over the years using outside counsel and an economist and such work indicated any antitrust issues would be minimal. The Dollar General representatives further offered to share such antitrust work with Family Dollar if Mr. Levine would reciprocally agree to share Family Dollar’s antitrust analysis with Dollar General. The representatives of Family Dollar conveyed that they were committed to keeping their board of directors updated and taking direction from their board and that, subject to their board approving such discussions, they were open to having further discussions. Representatives of Family Dollar did not contact Dollar General to have such further discussions.

In November of 2013, Mr. Dreiling phoned Mr. Levine to set up a follow-up meeting. The meeting originally was scheduled for December 2013 but was postponed until a later date in January 2014. Dollar General’s representatives subsequently canceled the January meeting and stated that they would be in touch in the spring of 2014.

On April 30, 2014, Mr. Calbert sent an email to Mr. Levine informing him of personal news and stating generally that he would like to catch up at some point with Mr. Levine. Mr. Levine responded on May 4, 2014 by forwarding his telephone number and offering a telephone conversation, but this telephone conversation did not take place.

On May 29, 2014, the Dollar General board met with management to further discuss a potential acquisition of Family Dollar, including timing considerations, potential benefits and disadvantages, and other key factors. Management also discussed with the board certain financing considerations and related financial analyses of a potential transaction.

On June 6, 2014, Mr. Calbert emailed Mr. Levine to suggest that they speak.

In a telephone conversation on June 7, 2014 with Mr. Levine, Mr. Calbert reiterated Dollar General’s strong interest in potentially acquiring Family Dollar. Mr. Calbert stated Dollar General’s preference to negotiate directly with the Family Dollar board and not in the public media and suggested a meeting with Mr. Levine as soon as possible.

On June 9, 2014, Mr. Levine emailed Mr. Calbert. Mr. Levine informed Mr. Calbert that Family Dollar had adopted a poison pill earlier that morning. Mr. Levine further suggested arranging a call between counsel representing Family Dollar and Dollar General to discuss potential antitrust issues. In an email later that day, Mr. Calbert suggested that Dollar General would refine its views on price, structure and diligence, including potential antitrust issues, and then get back to Family Dollar.

Around this time, Dollar General also asked its counsel, Simpson Thacher & Bartlett LLP (“Simpson Thacher”), to update the antitrust analysis of a combination of Family Dollar and Dollar General that it had been performing during the prior year and to proceed with further analysis.

On June 18, 2014, Dollar General’s board met with management to further discuss a potential acquisition of Family Dollar and the implications on any such combination of the ownership of approximately 9.39% of the then-outstanding shares of Family Dollar by Carl C. Icahn and certain of his affiliates, as indicated on a Schedule 13D filed on June 6, 2014.

On June 19, 2014, Messrs. Dreiling and Calbert met with Mr. Levine and Mr. Mahoney to further discuss a possible business combination. During the course of such discussion, representatives of Dollar General consistently expressed an interest in exploring a combination. Mr. Levine suggested that Dollar General should make a proposal and Mr. Levine would review such proposal with the Family Dollar board. While suggesting that the timing of a combination was not optimal for Dollar General, the representatives of Dollar General communicated to Mr. Levine that Dollar General’s interest likely would be at a modest premium to the current stock price ($68.14 at such time). At no time during this meeting did the representatives of Family Dollar indicate that Family Dollar was undertaking a process to find a potential buyer or combination partner, that there was any urgency for Dollar General to act or that Family Dollar was engaged in discussions with another potential buyer. Mr. Levine’s responses to questions posed by representatives of Dollar General gave the opposite impression. At the end of the meeting, Mr. Levine informed the Dollar General representatives that he would brief the Family Dollar board on the conversations and get back to the Dollar General representatives. No representative of Family Dollar followed up with any representative of Dollar General after that meeting and before entering into exclusive negotiations with Dollar Tree and, subsequently, the Dollar Tree Merger Agreement.

On June 24, 2014, Dollar General’s board met with certain members of management to discuss the details of the June 19, 2014 meeting between the representatives of Dollar General and the representatives of Family Dollar. At the meeting, the board discussed the challenges of completing a transaction given the impact of Mr. Icahn’s investment on Family Dollar’s share price and the fact that, based on the June 19th meeting, it did not seem likely that any sale of Family Dollar was imminent. In light of these circumstances and with the intention of allowing Dollar General to begin a CEO search after the completion of which Dollar General could then further consider pursuing a potential transaction with Family Dollar, coupled with Mr. Dreiling’s belief that he and Dollar General were at a point where it was appropriate to begin to plan for his retirement, Mr. Dreiling informed Dollar General’s board that he had decided to retire no later than May 30, 2015. This decision was publicly announced on June 27, 2014.

On July 28, 2014, Dollar Tree and Family Dollar issued a joint press release announcing they had entered into the Dollar Tree Merger Agreement pursuant to which Dollar Tree would acquire Family Dollar for $74.50 per share in a cash and stock transaction and which contained a $305 million break-up fee in the event Family Dollar terminated the Dollar Tree Merger Agreement in order to enter into a superior transaction.

Following this announcement, Dollar General continued its work to further develop its antitrust analysis related to a potential combination of Dollar General and Family Dollar with Simpson Thacher along with Compass Lexecon, an econometric consulting firm.

On August 13, 2014, the Dollar General board met with senior management as well as representatives from Goldman Sachs and Simpson Thacher to discuss, among other things, a potential proposal to acquire Family Dollar and related financing considerations. At this meeting, a representative of Simpson Thacher advised the board of its fiduciary duties in approving any proposal, management presented an analysis relating to certain considerations, including expected synergies, regarding a proposed combination and representatives of Goldman Sachs presented financial analyses related to a proposed combination.

On August 17, 2014, the Dollar General board met with senior management and representatives of Goldman Sachs and Simpson Thacher to discuss and review, among other things, the results of the refined antitrust analysis performed by Simpson Thacher and Compass Lexecon with respect to a potential combination of Dollar General and Family Dollar and the terms of a proposal to acquire Family Dollar. The Dollar General board approved the proposal on the terms and conditions set forth in a letter to the Family Dollar board described below.

On August 18, 2014, immediately preceding Dollar General’s issuance of a press release announcing its proposal to acquire Family Dollar, Mr. Dreiling delivered the following letter addressed to the Family Dollar board, offering to purchase for all cash all Shares for $78.50 and containing certain other terms:

August 18, 2014

Board of Directors

Family Dollar Stores, Inc.

10401 Monroe Road

Matthews, North Carolina 28201

Attn: Howard R. Levine, Chairman of the Board

Dear Howard:

As you know, we at Dollar General admire your company and its attractive footprint and business prospects. We have respect for Family Dollar, its employees and its leadership, and both Dollar General and Family Dollar share a commitment to serving customers in the communities in which we operate. As such, we were surprised and disappointed to find out you had entered into a merger agreement with Dollar Tree.

The Board of Directors of Dollar General is pleased to submit a proposal to you and the Board of Directors of Family Dollar that offers Family Dollar shareholders $78.50 per share in cash for all outstanding shares, providing them with superior value and immediate and certain liquidity for their shares. Not only is our offer superior in price, it is 100% cash, as compared to the mix of cash and stock being offered by Dollar Tree.

Our proposal provides Family Dollar’s shareholders with approximately $466 million of additional aggregate value over Dollar Tree’s offer and represents a premium of 29.4% over the closing price of $60.66 for Family Dollar stock on the day prior to the Dollar Tree announcement.

Our proposal is not subject to any financing condition. Goldman Sachs and Citigroup Global Markets Inc. have agreed to provide committed financing for all of the financing necessary to consummate the transaction.

We have conducted a thorough review and analysis of the antitrust issues that may be raised by our proposed transaction, including engaging experienced antitrust counsel and a team from Compass Lexecon as our economist to assist us with our analysis. As a result of our review and analysis, coupled with the numerous econometric studies Compass Lexecon has performed utilizing extensive information and data supplied by Dollar General, we are prepared to commit to divest up to 700 retail stores in order to achieve the requisite antitrust approvals, which is approximately the same percentage of the total combined stores represented by the 500 store divestiture commitment in the Dollar Tree merger agreement. We are confident that, with this commitment, we will be able to quickly and efficiently resolve any potential antitrust issues and that our transaction is capable of being completed. We look forward to having the opportunity to share with your counsel the conclusions of our extensive antitrust work once you have taken the appropriate steps under your existing merger agreement with Dollar Tree to enable us to begin discussions.

The Board of Directors of Dollar General has unanimously approved this proposal and has authorized us to proceed expeditiously. We are prepared, promptly following the termination of your merger agreement with Dollar Tree, to enter into a merger agreement that would provide greater value to your shareholders and would otherwise be substantially similar to the one that you entered into with Dollar Tree, modified as necessary to accommodate our all-cash proposal, as described above with respect to antitrust matters and to provide a time period to close the proposed transaction consistent with that set forth in the existing agreement. In addition, we are prepared to revise the agreement to permit Family Dollar to continue to pay its regular quarterly cash dividend through closing on terms consistent with past practice. Dollar General would also agree to fund the

$305 million break-up fee should you become obligated to pay that fee to Dollar Tree upon termination of the existing agreement in order to enter into an agreement with Dollar General.

In addition, I have committed to our Board of Directors to remain as Chief Executive Officer of Dollar General through May 2016 if this combination occurs in order to oversee the successful integration of our two companies. Beyond that date, if asked by the Board and elected by shareholders, I have agreed to continue to serve as a Board member and as Chairman.

We have engaged Goldman, Sachs & Co. as our financial advisor and Simpson Thacher & Bartlett LLP as our legal advisor in connection with this transaction. Our proposal is subject to completion of a confirmatory due diligence review of your company, and we and our advisors are available to commence our due diligence review immediately.

Please note that this letter is not meant to, and does not, create or constitute any legally-binding obligation, liability or commitment by us concerning a proposed transaction, and, other than any confidentiality agreement we may enter into with you, there will be no legally-binding agreement between us regarding the proposed transaction unless and until we enter into a definitive merger agreement with you.

We are confident that after you have considered our offer, you will agree that our proposal constitutes a “Company Superior Proposal” under the terms of the Dollar Tree merger agreement and that our proposal presents a compelling opportunity for your shareholders. This matter has my highest priority and I look forward to hearing from you.

Sincerely,

/s/ Rick Dreiling

Rick Dreiling

Dollar General

Chairman and Chief Executive Officer

On the evening of August 20, 2014, immediately preceding Dollar General’s issuance of a press release containing the following letter, Mr. Dreiling delivered the following letter addressed to the Family Dollar board:

August 20, 2014

Board of Directors

Family Dollar Stores, Inc.

10401 Monroe Road

Matthews, North Carolina 28201

To the Board of Directors of Family Dollar Stores, Inc.:

We have reviewed the Form S-4 on the background of your current merger agreement with Dollar Tree. As the Family Dollar Board of Directors considers our superior proposal, we believe it is important for you to take into account certain important facts that are not included in the Form S-4 relating to our interaction with your company.

While the Form S-4 references various meetings between our companies’ representatives over the years, it fails to mention that Dollar General representatives have consistently expressed a keen interest in putting our two companies together. The Form S-4 also fails to mention that on more than one occasion at such meetings, Howard Levine expressed his own interest in the social issues of a combination, including, among other things, his desire to be chief executive officer of the combined companies. We cannot help but question whether Dollar General’s failure to embrace such requests by Mr. Levine weighed into Family Dollar’s decision to pursue an agreement with Dollar Tree.

As you are aware, we continued to express our interest in exploring a combination into June of this year. During the June 7, 2014, phone call referenced in the background section of the Form S-4, our representative reiterated Dollar General’s interest in potentially acquiring Family Dollar and stated our preference to negotiate directly with the Board of Directors and not in the public media, as might be the case with an activist investor involved, and suggested a meeting with the Dollar General CEO as soon as possible.

That meeting was held on June 19, 2014, just days before the Family Dollar Board decided to enter into exclusive negotiations with Dollar Tree. During the June 19 meeting, although noting that the timing was not optimal for Dollar General, our representatives expressed more than once our interest in exploring a combination with Family Dollar. At no time during this meeting did Mr. Levine indicate that there was a process, that there was any urgency to act or that there were discussions with another potential buyer. In fact, Mr. Levine’s response to specific questions posed by our representatives gave us quite the opposite impression. Had we left the meeting with the belief that a sale of Family Dollar was imminent, we assure you that our course of action would have been different.

At that meeting, the Dollar General representatives communicated to Mr. Levine that Dollar General’s interest likely would be at a modest premium to the current stock price ($68.14 at such time). It is surprising, then, that, according to the Form S-4, your board was considering at that time a proposal in that range from Dollar Tree, and yet no representative of Family Dollar followed up with any representative of Dollar General after that meeting and before entering into the merger agreement with Dollar Tree.

This lack of engagement is puzzling. Regrettably, as a result, we are now forced to factor a $305 million break-up fee into our offer—consideration that could have been better used to maximize value for the Family Dollar shareholders.

Nonetheless, we have presented you with a superior proposal for your shareholders (although perhaps not for Mr. Levine personally), and we urge you to evaluate our proposal on its merits considering this full set of facts and in keeping with your obligation to consider first and foremost the best interests of your shareholders.

Finally, we have heard the media reports in which unnamed sources close to Family Dollar are claimed to have expressed concern about antitrust matters relating to a potential acquisition by Dollar General. As we stated in our offer letter, we have engaged experienced counsel and an economist and have conducted extensive review and analysis of these matters, and we are confident that we will be able to quickly and efficiently resolve any potential antitrust issues. In fact, we believe that the number of store divestitures contained in our offer letter is more than sufficient to take this issue completely off the table. We remain ready to share with your counsel the conclusions of our extensive antitrust work once you have taken the appropriate steps under your existing merger agreement with Dollar Tree to enable us to begin discussions.

We urge the Family Dollar Board of Directors to act in the best interests of the Family Dollar shareholders and take the necessary steps to enter into discussions with us.

Sincerely,

/s/ Rick Dreiling

Rick Dreiling

Dollar General Corporation

Chairman and Chief Executive Officer

On the morning of August 21, 2014, Family Dollar issued a press release announcing that the Family Dollar board had rejected Dollar General’s proposal on the theory that the proposal was not “reasonably expected to lead to a superior proposal that is ‘reasonably likely to be completed on the terms proposed.’” In its press release, Family Dollar also disputed the characterization of certain events contained in Dollar General’s August 20th letter.

Following Family Dollar’s press release, on August 21, 2014, Dollar General issued a press release in which Mr. Dreiling expressed Dollar General’s disappointment that the Family Dollar board did not determine that Dollar General’s proposal was reasonably expected to lead to a superior proposal. The press release further noted that Dollar General was reviewing and considering all of its options.

Following its August 18th proposal, Dollar General, Simpson Thacher and Compass Lexecon further developed their antitrust analysis of a combination of Family Dollar and Dollar General. Also during this time, Dollar General engaged Richard Feinstein of Boies, Schiller & Flexner LLP and the former Director of the Bureau of Competition at the Federal Trade Commission, to independently review the antitrust work undertaken by Dollar General.

On August 27, 2014, the Dollar General board met with management as well as representatives of various advisors, including among others Goldman Sachs and Simpson Thacher, to discuss, among other things, a revised proposal to acquire Family Dollar. The Dollar General board approved the revised proposal on the terms and conditions set forth in the letter to the Family Dollar board set forth below.

On August 29, 2014, representatives of Dollar General, Simpson Thacher and Mr. Feinstein held a conference call during which Mr. Feinstein confirmed, after his review of Dollar General documents and data and the analyses done to date by Compass Lexecon and after numerous calls with representatives of Dollar General and Compass Lexecon, that he agreed that the proposed acquisition could be completed on the terms proposed in the August 18th proposal.

On September 2, 2014, Mr. Dreiling sent the following letter to the Family Dollar board and Dollar General issued a press release containing the letter:

September 2, 2014

Board of Directors

Family Dollar Stores, Inc.

10401 Monroe Road

Matthews, North Carolina 28201

To the Board of Directors of Family Dollar Stores, Inc.:

We were extremely disappointed that our superior all-cash proposal was rejected by the Family Dollar Board of Directors without any discussions between our companies. We are confident that if the Family Dollar Board had agreed to engage with us and our counsel regarding the results of our extensive antitrust analysis, you would have concluded that our proposal is reasonably capable of being completed on the terms proposed. Despite our disappointment, we remain committed to completing a transaction that will provide your shareholders with superior value to the existing agreement with Dollar Tree and immediate and certain liquidity for their shares.

Antitrust Matters

Our antitrust analysis began well over a year ago and has included all of the major analyses that we would expect the Federal Trade Commission (“FTC”) and its economist to perform in connection with a review of this proposed transaction. Since making our proposal on August 18, we have continued to refine our antitrust analysis with our experienced antitrust counsel and Compass Lexecon, our economist, and can confirm that this additional work has only increased our confidence in our ability to complete the proposed transaction and that the 700 store divestiture commitment in our prior proposal provided more than sufficient cushion to clear any FTC review.

In addition, to further validate our analysis, we have engaged Richard Feinstein of Boies, Schiller & Flexner LLP to independently review our thorough antitrust work. As you may know, until June of 2013 Mr. Feinstein was the Director of the Bureau of Competition at the FTC. After a review of our work completed to date, Mr. Feinstein has informed us that he concurs in our view that the transaction can be completed on the terms previously proposed.

Given our advisors’ experience, as well as the extensive analysis we have performed, we have the highest confidence that our antitrust analysis and conclusions are correct. This leads us to believe that perhaps Family Dollar’s advisors are analyzing this transaction as if it were a potential grocery store merger or utilizing data that tells a story much different than Dollar General’s documents and data.

This proposed transaction is not a traditional grocery store merger, and we do not believe that the FTC will take this approach. Rather, as outlined further below, we believe that the FTC will evaluate this transaction as involving a “fill-in” shop/trip instead of a “destination” or “stock-up” shop/trip.

Additionally, although we do not yet have visibility to Family Dollar’s documents and data, we do not believe that those documents and data will be the focus of the FTC’s review. Instead, we believe that, as the acquirer, Dollar General’s documents will be much more important to the FTC, and those documents and data will demonstrate, among other things, that:

•	Walmart, not Family Dollar, is the primary driver regarding Dollar General’s strategic and pricing decisions;

•	Approximately 75% of Dollar General’s SKUs are nationally priced (i.e., not subject to zone pricing);

•	Dollar General views the competitive market broadly, factoring in a wide variety of retail outlets, including mass, club, drug and grocery, as well as independent retailers, each of which acts as a competitive constraint on Dollar General’s pricing;

•	Each of the above retail outlets sells the sort of items that Dollar General sells, and there is nothing unique about these products; and

•	Dollar General is a fill-in shop/trip, not a destination or stock-up shop/trip. Dollar General’s customers are going to their primary destination stores weekly and have access to all of the same SKUs which are available for fill-in at Dollar General.

We look forward to the time when our companies and their advisors are able to discuss these matters more openly with one another once you have taken the appropriate steps under your existing merger agreement to allow that to happen.

Revised Offer

We have listened carefully to the reasons you articulated for the rejection of our proposal and, while we disagree with your rationale, we are revising our previous proposal in an effort to further demonstrate our commitment to a transaction with Family Dollar. To that end, we hereby revise our proposal as follows:

1. We agree to pay the Family Dollar shareholders $80.00 per share in cash for all outstanding shares, an amount that provides even more value and immediate liquidity for their shares. Our revised proposal provides Family Dollar’s shareholders with approximately $640 million of additional aggregate value over Dollar Tree’s offer and represents a premium of 31.9% over the closing price of $60.66 for Family Dollar stock on the day prior to the Dollar Tree announcement.

2. As discussed above, based on the extensive work and analysis performed by our experienced antitrust counsel and economist, we do not believe that we would be ordered to divest more than the number of stores contained in our original offer (i.e., 700), if that many, and we believe that after we have shared that analysis with your counsel, you will agree. Nonetheless, to provide you with a concrete proposal that indisputably allows you to engage with us under the terms of your existing merger agreement and to demonstrate our commitment to this proposed transaction and the value it brings to Family Dollar shareholders, we are willing to agree to divest up to 1,500 stores, a commitment that provides you with even greater assurance that this transaction is capable of being completed on the terms proposed.

3. As further evidence of our confidence in our ability to obtain the required antitrust approvals on the terms we have proposed, we also will agree to pay a $500 million “reverse break-up fee” to Family Dollar to eliminate any concerns you have about our ability to obtain such approvals and further increase the certainty of closing.

Our revised proposal is not subject to any financing condition. Goldman Sachs and Citigroup Global Markets Inc. have agreed to provide committed financing for all of the financing necessary to consummate a transaction. The remaining terms of our prior proposal, including permitting Family Dollar to pay its customary quarterly dividend consistent with past practices through closing, continue to apply.

The Board of Directors of Dollar General has unanimously approved this revised proposal and has authorized us to proceed expeditiously.

Your existing agreement with Dollar Tree permits you to engage in discussions with us if you believe that our proposal “is reasonably likely to lead to a Company Superior Proposal” and does not require you to actually determine our proposal is, at this time, a Company Superior Proposal. There is no question that our proposal is economically superior to the existing transaction with Dollar Tree. While we believe your antitrust analysis has led you to a misplaced initial conclusion regarding the number of divestitures that may be required, we believe that the foregoing enhanced proposal and commitments should sufficiently address any concerns that led you to reject our prior proposal as “not reasonably likely to be completed on the terms proposed” and that, with these revised terms, the Family Dollar Board should engage with us. Only by engaging with us can you ensure that you have fulfilled your duty to your shareholders to be well-informed and that you have acted in the best interests of your shareholders to maximize the value of their shares.

As we noted in our previous letter, we and our advisors stand ready to meet with you and your advisors to discuss our revised proposal immediately. We have engaged Goldman, Sachs & Co. as our financial advisor and Simpson Thacher & Bartlett LLP as our legal advisor in connection with this transaction.

Please note that this letter is not meant to, and does not, create or constitute any legally-binding obligation, liability or commitment by us concerning a proposed transaction, and, other than any confidentiality agreement we may enter into with you, there will be no legally-binding agreement between us regarding the proposed transaction unless and until we enter into a definitive merger agreement with you.

Given the details of our revised proposal, we are certain that you will conclude that our revised proposal is a “Company Superior Proposal” and you will take the appropriate steps under your existing merger agreement with Dollar Tree to enable us to begin discussions so that we may enter into a definitive merger agreement. However, in the event you refuse to engage with us regarding our revised proposal, we will consider taking our persuasive and superior proposal directly to your shareholders, as we are firmly committed in our belief that a combination of our companies is in their best interests.

We look forward to hearing from you.

Sincerely,

Rick Dreiling

Dollar General Corporation

Chairman and Chief Executive Officer

On the morning of September 5, 2014, Family Dollar issued a press release announcing that the Family Dollar board had rejected Dollar General’s proposal on the theory that the proposal was not “reasonably likely to be completed on the terms proposed.” In such release, Family Dollar outlined in detail its view of the antitrust risks posed by a transaction with Dollar General. Simultaneously with this press release, Dollar Tree and Family Dollar issued a joint press release announcing that they entered into an amendment to the Dollar Tree Merger Agreement that provided that Dollar Tree would divest as many stores as required in order to obtain antitrust approval.

Following Family Dollar’s press release, on September 5, 2014, Dollar General issued a press release stating that it remains committed to acquiring Family Dollar and is currently evaluating its next steps.

On September 6, 2014, Dollar General’s board, by unanimous written consent, agreed to commence the Offer.

On September 9, 2014, the Dollar General board held a special meeting to discuss the Offer and the proposed acquisition with members of management as well as representatives of Goldman Sachs and Simpson Thacher.

On September 10, 2014, Dollar General issued a press release announcing that it was commencing the Offer and would make the required filings under the HSR Act to begin antitrust review of the proposed combination with Family Dollar.

Proposed Merger Agreement. It is a condition to the Offer that the Merger Agreement Condition be satisfied. In connection with Dollar General’s attempts to engage Family Dollar in negotiations regarding a definitive merger agreement, Dollar General made proposals on August 18, 2014 and September 2, 2014, including the proposed terms of such a definitive merger agreement.

While the Dollar General Merger Agreement must be in form and substance satisfactory to Dollar General, in its reasonable discretion, Dollar General expects that the terms of such a definitive merger agreement would be substantially identical to the Dollar Tree Merger Agreement in effect on July 27, 2014, except as follows:

•	The superior price offered by Dollar General of $80.00 per Share in cash;

•	The number of stores that Dollar General would be willing to agree to divest in order to satisfy the HSR Condition would be 1,500;

•	Dollar General would agree to pay Family Dollar a $500 million “reverse break-up fee” if the Dollar General Merger Agreement is terminated due to a governmental entity of competent jurisdiction having issued an order permanently restraining, enjoining or otherwise prohibiting the consummation of the Proposed Merger under competition laws or due to the occurrence of the “End Date” at a time when all of the conditions to Dollar General’s obligations to effect the closing have been satisfied other than the HSR Condition or the Illegality Condition as a result of competition laws and other than those conditions that by their nature may only be satisfied at the closing but subject to such other conditions being capable of being satisfied if the closing date were the date of termination of the Dollar General Merger Agreement;

•	Family Dollar would be permitted to declare and pay one quarterly cash dividend in each quarterly period in an amount per share consistent with the amount for the last quarterly period of the fiscal year ending August 30, 2014 with record dates consistent with the record dates for such quarterly dividends in the fiscal year ending August 30, 2014 until our acceptance for payment of the Shares tendered;

•	The “End Date” would be June 10, 2015, with an extension until September 10, 2015 if all the conditions to closing other than the HSR Condition have been satisfied or are capable of being satisfied, with an additional extension until September 29, 2015 if on September 8, 2015, the Marketing Period has commenced but not ended;

•	The definition of “Marketing Period” would be revised to be the “Marketing Period” as defined in this Offer to Purchase;

•	Such changes to convert the Dollar Tree Merger Agreement from a cash/stock merger agreement to an all cash merger agreement; and

•	Such mechanical features and changes necessary to convert the transaction to a tender offer, including such changes required in order for the Proposed Merger to be effected pursuant to Section 251(h) of the DGCL.

Proposed Tender and Support Agreements. It is a condition to the Offer that the Support Agreements Condition be satisfied. While the tender and support agreements (the “Tender and Support Agreements”) must be in form and substance satisfactory to Dollar General, in its reasonable discretion, Dollar General expects that the terms of such definitive tender and support agreements would be substantially identical to the Dollar Tree Voting and Support Agreements as in effect on July 27, 2014 except for such mechanical features and changes necessary to convert such agreements to tender and support agreements for the Offer.

This section of the Offer to Purchase describes certain provisions of the Dollar Tree Merger Agreement that Dollar General expects would be revised in connection with Dollar General and the Purchaser entering into a definitive merger agreement with Family Dollar in order to consummate the Offer and the terms of the Tender and Support Agreements Dollar General would expect to enter into in connection with such a definitive merger agreement. No definitive merger agreement or Tender and Support Agreements have yet been negotiated by Dollar General, the Purchaser, Family Dollar and the relevant Family Dollar stockholders, as applicable, and these descriptions are qualified in their entirety by the terms of any such definitive merger agreement and/or Tender and Support Agreements that are ultimately negotiated.

12.	Purpose of the Offer and the Proposed Merger; Plans for Family Dollar; Statutory Requirements; Approval of the Proposed Merger.

Purpose of the Offer and the Proposed Merger; Plans for Family Dollar. The purpose of the Offer is for Dollar General, through the Purchaser, to acquire control of, and the entire equity interest in, Family Dollar. The Offer, as the first step in the acquisition of Family Dollar, is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Proposed Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. If the Minimum Tender Condition, the Merger Agreement Condition and the other conditions of the Offer are satisfied and the Offer is consummated, the Proposed Merger may be effected promptly following consummation of the Offer pursuant to Section 251(h) of the DGCL without the affirmative vote of the Family Dollar stockholders. See “—Statutory Requirements; Approval of the Proposed Merger” below.

If we acquire Shares pursuant to the Offer, depending upon the number of Shares so acquired and other factors relevant to our equity ownership in Family Dollar, we may, subsequent to consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as we shall determine, which may be different from the price paid in the Offer. We also reserve the right to dispose of Shares that we have acquired or may acquire.

If the Shares are not delisted prior to the Proposed Merger, we intend to cause the delisting of the Shares by the NYSE promptly following consummation of the Proposed Merger. We intend to seek to cause Family Dollar to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for deregistration are met. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.”

In connection with the Offer, Dollar General and the Purchaser have reviewed, and will continue to review, various possible business strategies that they might consider in the event that Dollar General acquires control of Family Dollar. Dollar General has also proposed that it would be willing to commit to divest up to 1,500 stores in order to satisfy the HSR Condition. In addition, if and to the extent that Dollar General acquires control of Family Dollar, Dollar General and the Purchaser intend to conduct a detailed review, subject to applicable law, of Family Dollar and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable to achieve anticipated synergies in the combined company, in light of the circumstances which then exist.

If the Minimum Tender Condition is satisfied and we accept Shares for payment in the Offer, no dividends will be declared on the Shares following such acceptance.

Dollar General and the Purchaser are seeking to negotiate a definitive agreement for the acquisition of Family Dollar by Dollar General and are prepared to begin such negotiations immediately.

Subject to applicable law, Dollar General and the Purchaser reserve the right to amend the Offer in any respect (including amending the offer price and the consideration to be offered in a merger, including the Proposed Merger). In addition, in the event that Dollar General enters into a merger agreement with Family Dollar and such merger agreement does not provide for a tender offer, Dollar General and the Purchaser reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the consideration negotiated by Dollar General, the Purchaser and Family Dollar and specified in such merger agreement.

Except as described above or elsewhere in this Offer to Purchase (including the Proposed Merger), the Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving Family Dollar or any of its subsidiaries (such as a merger, reorganization, liquidation, or sale or other transfer of a material amount of assets), any change in the Family Dollar Board or management, any material change in Family Dollar’s indebtedness, capitalization or dividend rate or policy or any other material change in Family Dollar’s corporate structure or business.

Statutory Requirements; Approval of the Proposed Merger. Section 251(h) of the DGCL provides that, following the consummation of a tender offer, approval by the stockholders of the target corporation will not be required to authorize the subsequent merger if certain requirements are met, including that: the merger agreement must expressly permit or require that the merger will be effected pursuant to Section 251(h); the purchaser must tender for all outstanding shares; following the consummation of the tender, the purchaser must own the requisite number of shares to approve a merger if a meeting of stockholders had to be called; the purchaser must merge with and into the target corporation pursuant to the merger agreement; and the outstanding shares of stock of the target corporation that are the subject of the Offer and not irrevocably accepted for payment in the Offer must be converted into the same amount and kind of consideration that was paid for shares of stock of the target corporation in the tender offer. The Merger Agreement Condition requires that any definitive merger agreement executed in respect of the Proposed Merger expressly state that the Proposed Merger is governed by Section 251(h). The Purchaser intends to effect the Proposed Merger without prior notice to, or any action by, any stockholder of Family Dollar promptly following the consummation of the Offer. Section 251(h) of the DGCL is relatively new, having become effective on August 1, 2013 and amended on August 1, 2014, and it may be subject to challenges or unexpected interpretations.

If the Section 203 Condition is not satisfied but we elect, in our sole discretion, to consummate the Offer, Section 203 could significantly delay our ability to acquire the entire equity interest in Family Dollar. In general, Section 203 prevents an “interested stockholder” (generally, a stockholder owning fifteen percent (15%) or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” with a Delaware corporation, which would include the Proposed Merger, for a period of three years following the time at which such stockholder became an interested stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-thirds percent (66 2⁄3%) of the outstanding voting stock not owned by the interested stockholder.

We reserve the right to waive the Section 203 Condition, although there can be no assurance that we will do so, and we have not determined whether we would be willing to do so under any circumstances. If we waive such condition and purchase Shares pursuant to the Offer or otherwise and Section 203 is applicable, we may nevertheless seek to consummate a merger or other business combination with Family Dollar. On the other hand, if we waive the Section 203 Condition and purchase Shares pursuant to the Offer or otherwise and are prevented by Section 203 from consummating a merger or other business combination with Family Dollar for any period of time, we may (i) determine not to seek to consummate such a merger or other business combination, (ii) seek to acquire additional Shares in the open market, pursuant to privately negotiated transactions or otherwise, at prices that may be higher, lower or the same as the price paid in the Offer or (iii) seek to effect one or more alternative transactions with or by Family Dollar. We have not determined whether we would take any of the actions described above under such circumstances.

The exact timing and details of any merger or other similar business combination involving Family Dollar will necessarily depend upon a variety of factors, including if and when Family Dollar enters into a definitive merger agreement with us and the number of Shares we acquire pursuant to the Offer, and if and when any necessary approvals or waiting periods under the laws of the U.S. applicable to the purchase of Shares pursuant to the Offer or the Proposed Merger expire or are terminated or obtained, as applicable. Although we currently intend to complete the Proposed Merger, it is possible that, as a result of substantial delays in our ability to effect such a transaction, actions Family Dollar may take in response to the Offer, information we obtain hereafter, changes in general economic or market conditions or in the business of Family Dollar or other currently unforeseen factors, such a transaction may not be so proposed, may be delayed or abandoned, or may be proposed on different terms. We reserve the right not to complete a merger or other similar business combination with Family Dollar or to propose such a transaction on terms other than those described above. Specifically, we reserve the right (i) to propose consideration in a merger or other similar business combination consisting of securities or a combination of cash and securities and (ii) to propose consideration in such a transaction having a value that is greater than or less than the amount referred to above.

The foregoing discussion is not a complete statement of the DGCL and is qualified in its entirety by reference to the DGCL.

13.	Dividends and Distributions.

If, on or after the date of this Offer to Purchase, Family Dollar (i) splits, combines or otherwise changes the Shares or its capitalization, (ii) acquires Shares or otherwise causes a reduction in the number of Shares, (iii) issues, distributes to stockholders or sells additional Shares, or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, or (iv) discloses that it has taken such action, then, without prejudice to our rights under “The Offer—Section 14—Conditions of the Offer,” we may make such adjustments in the Offer Price and other terms of the Offer and the Proposed Merger as we deem appropriate to reflect such split, distribution, combination or other change, including the number or type of securities offered to be purchased.

If, on or after the date of this Offer to Purchase, Family Dollar declares or pays any cash dividend on the Shares or other distribution on the Shares (other than one quarterly cash dividend in each quarterly period in an amount per share consistent with the amount for the last quarterly period of the fiscal year ending August 30, 2014 with record dates consistent with the record dates for such quarterly dividends in the fiscal year ending August 30, 2014), including without limitation any distribution of shares of any class or any other securities or warrants or rights, or issues with respect to the Shares any additional Shares, shares of any other class of capital stock, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to us or our nominee or transferee on Family Dollar’s stock transfer records, then, subject to the provisions of “The Offer—Section 14—Conditions of the Offer,” (i) the offer price may be reduced by the amount of any such cash dividends or cash distributions and (ii) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for our account, accompanied by appropriate documentation of transfer, or (b) at our direction, be exercised for our benefit, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and may withhold the entire offer price or deduct from the offer price the amount or value thereof, as determined by us in our sole discretion.

In the event that we make any change in the offer price or other terms of the Offer, including the number or type of securities offered to be purchased, we will inform Family Dollar’s stockholders of this development and extend the expiration date of the Offer, in each case to the extent required by applicable law.

14.	Conditions of the Offer.

Notwithstanding any other provision of the Offer, we will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the Expiration Date any of the Minimum Tender Condition, the Termination Condition, the Merger Agreement Condition, the Support Agreements Condition, the Section 203 Condition, the Rights Condition, or the HSR Condition shall not have been satisfied, or if, at any time on or after the date of this Offer to Purchase and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following conditions exist:

(i) Any injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and any law shall have been adopted or be effective, in each case that prohibits or makes illegal the consummation of the Offer or the Proposed Merger (the “Illegality Condition”);

(ii) Any representation or warranty of Family Dollar set forth in (i) Article III (other than in Sections 3.1 (first sentence only), 3.2, 3.3(a), 3.3(c)(ii), 3.10(b), 3.22, 3.23 and 3.24) of the Dollar Tree Merger Agreement shall not be true and correct both at and as of September 10, 2014 and at and as of the date of the Expiration Date as though made at and as of the Expiration Date, except where such failures to be so true and correct (without regard to “materiality,” Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, individually or in the aggregate, have a Material Adverse Effect, (ii) Section 3.2(a) of the Dollar Tree Merger Agreement shall not be true and correct (without regard to “materiality,” Material Adverse Effect and similar qualifiers contained in such representations and warranties) at and as of September 10, 2014 and at and as of the Expiration Date as though made at and as of the Expiration Date, except for any de minimis inaccuracies, (iii) Sections 3.1 (first sentence only), 3.2(b)-(d), 3.3(a), 3.3(c)(ii), 3.22, 3.23 and 3.24 of the Dollar Tree Merger Agreement shall not be true and correct (without regard to “materiality,” Material Adverse Effect and similar qualifiers contained in such representations and warranties) in all material respects at and as of September 10, 2014 and at and as of the Expiration Date as though made at and as of the Expiration Date and (iv) Section 3.10(b) of the Dollar Tree Merger Agreement shall not be true and correct both at and as of September 10, 2014 and at and as of the Expiration Date as though made at and as of the Expiration Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii), (iii) and (iv), as applicable) only as of such date or period;

(iii) Family Dollar shall not have performed in all material respects all covenants required by the Dollar Tree Merger Agreement to be performed or complied with by it prior to the consummation of the Offer as though (i) Dollar General and the Purchaser were “Parent” and “Merger Sub” under the Dollar Tree Merger Agreement, (ii) the Expiration Date were the “Closing Date” under the Dollar Tree Merger Agreement and September 10, 2014 were the “date of this Agreement” under the Dollar Tree Merger Agreement and (iii) the Offer and the

Proposed Merger were the “Merger” and the “transactions contemplated hereby” under the Dollar Tree Merger Agreement and (iv) the Financing, Alternative Financing and the Debt Commitment Letter were the “Financing”, “Alternative Financing” and the “Commitment Letter” under the Dollar Tree Merger Agreement;

(iv) Since September 10, 2014, there shall have been any fact, change, circumstance, event, occurrence, condition or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Family Dollar;

(v) Family Dollar shall not have delivered to Dollar General a certificate, dated the date of the Expiration Date and signed by its Chief Executive Officer or another senior officer, certifying the effect that the conditions set forth in clauses (ii), (iii) and (iv) above have been satisfied;

(vi) The Marketing Period shall not have been completed; and

(vii) Dollar General or any of its affiliates has entered into a definitive agreement or announced an agreement in principle with Family Dollar providing for a merger or other similar business combination with Family Dollar or any of its subsidiaries or the purchase of securities or assets of Family Dollar or any of its subsidiaries pursuant to which it is agreed that the Offer will be terminated, or reached any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated.

For the purposes of this Offer, the following terms shall have the respective meanings assigned to them below:

(a) “Marketing Period” means the first period of (i) in the case such period occurs during the November Window or the January Window, nineteen (19) consecutive business days, (ii) in the case such period commences on September 8, 2015, fifteen (15) consecutive business days and (iii) otherwise, twenty (20) consecutive business days, in each case, throughout which (x) Dollar General shall have received from Family Dollar (and its financing sources shall have access to) all of the Required Information and during which period such information shall be accurate and complete, shall not be “stale” and shall comport with the Offering Requirements and (y) the HSR Condition and Illegality Condition shall have been satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in clauses (ii), (iii) and (iv) of conditions of the Offer to fail to be satisfied, assuming the Expiration Date occurred during such fifteen, nineteen or twenty consecutive business day period, as applicable; provided, however, that the Marketing Period shall end on any earlier date that is the date on which (A) the full amount of the Financing has been funded into escrow and the conditions to releasing such Financing from escrow on the Expiration Date are no more onerous than the Financing Conditions or (B) the full proceeds to be provided to Dollar General by the Financing or any alternative financing obtained in lieu of the Financing meeting the requirements of Section 5.12(c) of the Dollar Tree Merger Agreement (as though the Financing, and the Debt Commitment Letter were the “Financing”, and the “Commitment Letter” under the Dollar Tree Merger Agreement, and such alternative financing, the “Alternative Financing”) are made available to Dollar General to complete the Offering and the Proposed Merger; and provided, further that such fifteen, nineteen or twenty consecutive business day period, as applicable, shall (1) in the case such period commences prior to the funding into escrow of the proceeds of one or more underwritten offerings of debt securities of Dollar General contemplated by the Debt Commitment Letter the gross proceeds of which are $3,250 million (an “Escrow Funding”) (i) either end prior to November 1, 2014 or commence on or after November 21, 2014, (iii) either end prior to December 20, 2014 (the period commencing on November 21, 2014 and ending on December 19, 2014, the “November Window”) or commence on or after January 5, 2015, (iv) either end prior to January 31, 2015 (the period commencing on January 5, 2015 and ending on January 30, 2015, the “January Window”) or commence on or after February 25, 2015, (v) either end prior to May 2, 2015 or commence on or after May 21, 2015, and (vi) either end prior to August 21, 2015 or commence on September 8, 2015 and (2) in the case such period commences on or after the consummation of an Escrow Funding, (i) either end prior to December 2014 or commence on or after January 5, 2015, (3) exclude November 28, 2014 and July 3, 2015 which dates for purposes of such calculation shall not constitute business days, and (4) be deemed not to have ended unless, on or prior to the Expiration Date, Family Dollar has delivered to Dollar General and the entities that have committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Financing or any Alternative Financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective affiliates, and their respective affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns the financial information relating to Family Dollar described in paragraph 6 of Exhibit E to the Debt Commitment Letter. In the event the Marketing Period ends on September 28, 2015, the closing of the Proposed Merger shall be required to occur on the first business day following the last day of the Marketing Period.

(b) “Material Adverse Effect” means, with respect to Family Dollar, any fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing which (i) has, or would reasonably be expected to have, a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of Family Dollar and its subsidiaries taken as a whole or (ii) prevents or materially impairs the ability of Family Dollar to timely consummate the transactions contemplated hereby; provided, however, that, with respect to each of clause (i) and (ii), Material Adverse Effect shall not be deemed to include the impact of (A) changes in GAAP or any official interpretation or enforcement thereof, (B) changes in laws of general applicability to companies in the industries in which Family Dollar and its subsidiaries operate or any official interpretation or enforcement thereof by governmental entities, (C) changes in global, national or regional political conditions (including the outbreak or escalation of war, military actions, or acts of terrorism) or in economic or market conditions affecting other companies in the industries in which Family Dollar and its subsidiaries operate, (D) changes in weather or climate, including any snowstorm, hurricane, flood, tornado, earthquake, natural disaster or other act of nature, (E) the announcement or pendency of the Offer or the Dollar Tree Merger Agreement (or compliance with Section 5.6, Section 5.12, Section 5.13 or Section 5.14 (or, other than when used in Section 3.3(b) and Section 3.3(c), Article I and Article II) of the Dollar Tree Merger Agreement) (including, for the avoidance of doubt, any reaction to such announcement or pendency from employees, suppliers, customers, distributors or other persons with business relationships with such party or any of its subsidiaries), (F) a decline in the trading price or trading volume of Shares, or the failure, in and of itself, to meet any projections, guidance, budgets, forecasts or estimates, but not, in any case, including the underlying causes thereof, (G) any stockholder or derivative litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the Offer, the Dollar Tree Merger Agreement or the transactions contemplated hereby or thereby, (H) any action taken or omitted to be taken by Family Dollar or any of its subsidiaries at the written request of Dollar General or (I) with respect to clause (ii) only, the authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings described in clauses (i) – (viii) of Section 3.3(b) of the Dollar Tree Merger Agreement (except to the extent the matter preventing or materially impairing the ability of Family Dollar to timely consummate the transactions contemplated hereby constitutes or results from a breach of the Dollar Tree Merger Agreement by Family Dollar); except, with respect to clauses (A), (B), (C) or (D), to the extent that such impact is disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of Family Dollar and its subsidiaries, taken as a whole, as compared to other companies in the industry in which Family Dollar and its subsidiaries operate.

(c) “Required Information” means (i) such customary financial statements, schedules or other financial data or information relating to Family Dollar and its subsidiaries (other than any pro forma financial information) reasonably requested by Dollar General or its representatives as may be necessary, proper or advisable to consummate the Financing or the Alternative Financing, including financial statements, financial data and other information (x) if Dollar General has elected to undertake a registered public offering, of the type required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering by Dollar General or (y) if Dollar General has elected to undertake a Rule 144A offering, customary for Rule 144A offerings by first time issuers in order to consummate the offering(s) of debt securities contemplated by the Debt Commitment Letter, in each case, meeting the respective requirements of the condition set forth in paragraph 8 of Exhibit E to the Debt Commitment Letter (the applicable “Offering Requirements”), or as otherwise necessary, proper or advisable in connection with the Financing or Alternative Financing or as otherwise necessary in order to assist in receiving customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with the offering(s) of debt securities contemplated by the Debt Commitment Letter, in each case in advance of the Marketing Period and (ii) to the extent required to satisfy the Offering Requirements, a draft of the comfort letter described in clause (i) that Family Dollar’s independent accountants would be prepared to deliver upon completion of customary procedures in connection with the Financing.

The foregoing conditions are for the sole benefit of Dollar General, the Purchaser and their affiliates and may be asserted by us in our discretion regardless of the circumstances giving rise to any such conditions or may be waived by us in our discretion in whole or in part at any time or from time to time before the Expiration Date. We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

15.	Certain Legal Matters; Regulatory Approvals; Appraisal Rights.

General. Based on our examination of publicly available information filed by Family Dollar with the SEC and other publicly available information concerning Family Dollar, we are not aware of any governmental license or regulatory permit that appears to be material to Family Dollar’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “Other State Takeover Statutes,” such approval or other action will be sought. Except as described below under “Antitrust,” there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions), or that, if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Family Dollar’s business or certain parts of Family Dollar’s business might not have to be disposed of, any one of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “The Offer—Section 14—Conditions of the Offer.”

Delaware Business Combination Statute. Family Dollar is subject to the provisions of Section 203, which imposes certain restrictions on business combinations involving Family Dollar. For a discussion of the provisions of Section 203, see “The Offer—Section 12—Purpose of the Offer and the Proposed Merger; Plans for Family Dollar; Statutory Requirements; Approval of the Proposed Merger.”

Other State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Family Dollar, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Proposed Merger other business combination between us or any of our affiliates and Family Dollar, and we have not made efforts to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Proposed Merger or other business combination, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from obtaining voting rights in shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or any merger or other business combination between us or any of our affiliates and Family Dollar, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes are applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that they are inapplicable or invalid as applied to the Offer or any such merger or other business combination, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer—Section 14—Conditions of the Offer.”

Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, we plan to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on the date hereof. Dollar General has determined that it will file for the waiting periods applicable to a one-step merger transaction rather than the shorter waiting periods applicable to cash tender offers. Accordingly, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, thirty (30) days following such filing, unless such 30th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., New York City time, on the next regular business day. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, thirty (30) days after our substantial compliance with such request. Thereafter, such waiting period can be extended or the Offer enjoined only by court order.

Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting periods under the HSR Act. See “The Offer—Section 14—Conditions of the Offer.” Subject to certain circumstances described in “The Offer—Section 14—Conditions of the Offer,” any

extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, or by any other antitrust regulator, the Offer may, but need not, be extended.

At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or Family Dollar’s substantial assets. Private parties and individual states may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Offer—Section 14—Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions. Shares will not be accepted for payment or paid for pursuant to the Offer if, before or after the expiration of the applicable waiting period under the HSR Act, the Antitrust Division, the FTC, a state, or a private party has commenced or threatens to commence an action or proceeding against the Offer or Proposed Merger as a result of which any of the conditions described in “The Offer—Section 14—Conditions of the Offer” would not be satisfied.

If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with the Offer, Dollar General and the Purchaser, at their discretion, may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Proposed Merger while such discussions are ongoing.

Appraisal Rights. You do not have appraisal rights as a result of the Offer. However, if the Proposed Merger is consummated, stockholders of Family Dollar who do not tender their Shares in the Offer, continue to hold Shares at the time of consummation of the Proposed Merger, neither vote in favor of the Proposed Merger nor consent thereto in writing and who otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such Shares, collectively, the “Dissenting Shares”). Since appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in the Proposed Merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its, his or her rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Proposed Merger. A stockholder may withdraw its, his or her demand for appraisal by delivering to us a written withdrawal of such demand for appraisal and acceptance of the Proposed Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. We recommend that any Family Dollar stockholders wishing to pursue appraisal rights with respect to the Proposed Merger consult their legal advisors.

Any merger or other similar business combination with Family Dollar would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the Offer Price, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Family Dollar and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

16.	Legal Proceedings.

We are not aware of any legal proceedings relating to this Offer to Purchase.

17.	Fees and Expenses.

Goldman, Sachs & Co. is acting as our financial advisor and as Dealer Manager in connection with the Offer and will receive customary fees in connection with this engagement. We have agreed to reimburse the Dealer Manager for reasonable out-of-pocket expenses incurred in connection with the Offer and to indemnify the Dealer Manager against certain liabilities, including certain liabilities under the U.S. federal securities laws.

We have retained Innisfree M&A Incorporated to act as the Information Agent and Continental Stock Transfer & Trust Company to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Dollar General or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in “The Offer—Section 9—Certain Information Concerning Dollar General and the Purchaser” of this Offer to Purchase.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF DOLLAR GENERAL CORPORATION AND THE PURCHASER

Directors and Executive Officers of Dollar General

The name, present principal occupation or employment, and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of Dollar General are set forth below. The business address of each director and officer is care of Dollar General, 100 Mission Ridge, Goodlettsville, TN 37072. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Dollar General. None of the directors and officers of Dollar General listed below has, during the past five (5) years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed are citizens of the United States.

Board of Directors

Name	Present Principal Occupation or Employment and Five-Year Employment History
Richard W. Dreiling	Chief Executive Officer and Chairman of the Board. Mr. Dreiling joined Dollar General in January 2008 as Chief Executive Officer and a member of our Board. He was appointed Chairman of the Board on December 2, 2008. Prior to joining Dollar General, Mr. Dreiling served as Chief Executive Officer, President and a director of Duane Reade Holdings, Inc. and Duane Reade Inc., the largest drugstore chain in New York City, from November 2005 until January 2008 and as Chairman of the Board of Duane Reade from March 2007 until January 2008. Prior to that, Mr. Dreiling, beginning in March 2005, served as Executive Vice President—Chief Operating Officer of Longs Drug Stores Corporation, a retail drugstore chain on the West Coast and in Hawaii, after having joined Longs in July 2003 as Executive Vice President and Chief Operations Officer. From 2000 to 2003, Mr. Dreiling served as Executive Vice President—Marketing, Manufacturing and Distribution at Safeway Inc., a food and drug retailer. Prior to that, Mr. Dreiling served from 1998 to 2000 as President of Vons, a Southern California food and drug division of Safeway. He currently serves as the Chairman of the Retail Industry Leaders Association (RILA). Mr. Dreiling is a director of Lowe’s Companies, Inc.

Warren F. Bryant	Director. Mr. Bryant served as the President and Chief Executive Officer of Longs Drug Stores Corporation, a retail drugstore chain on the West Coast and in Hawaii, from 2002 through 2008 and as its Chairman of the Board from 2003 through his retirement in 2008. Prior to joining Longs Drug Stores, he served as a Senior Vice President of The Kroger Co., a retail grocery chain, from 1999 to 2002. Mr. Bryant is a director of Office Depot, Inc. and Loblaw Companies Limited of Canada and a former director of George Weston LTD of Canada.

Michael M. Calbert	Director. Mr. Calbert joined KKR & Co. L.P. (“KKR”) in January 2000 and was directly involved with several KKR portfolio companies until his retirement in January 2014. Mr. Calbert led the Retail industry team within KKR’s Private Equity platform prior to his retirement and now serves as a consultant to KKR. Mr. Calbert joined Randall’s Food Markets beginning in 1994 and served as the Chief Financial Officer from 1997 until it was sold in September 1999. Mr. Calbert also previously

Name	Present Principal Occupation or Employment and Five-Year Employment History
worked as a certified public accountant and consultant with Arthur Andersen Worldwide from 1985 to 1994, where his primary focus was the retail and consumer industry. He served as our Chairman of the Board until December 2008. Mr. Calbert is a director of Toys “R” Us, Inc., US Foods, Inc., Pets at Home Ltd., and Academy, Ltd.

Sandra B. Cochran	Director. Ms. Cochran has served as a director and as President and Chief Executive Officer of Cracker Barrel Old Country Store, Inc. since September 2011. She joined Cracker Barrel in April 2009 as Executive Vice President and Chief Financial Officer, and was named President and Chief Operating Officer in November 2010. She was previously Chief Executive Officer at book retailer Books-A-Million, Inc. from February 2004 to April 2009. She also served as that company’s President (August 1999—February 2004), Chief Financial Officer (September 1993—August 1999) and Vice President of Finance (August 1992—September 1993). Ms. Cochran has over 20 years of experience in the retail industry. She served as a director of Books-A-Million from 2006 to 2009.

Patricia D. Fili-Krushel	Director. Ms. Fili-Krushel has served as Chairman of NBCUniversal News Group, a division of NBCUniversal Media, LLC, composed of NBC News, CNBC, MSNBC and the Weather Channel, since July 2012. She previously served as Executive Vice President of NBCUniversal (January 2011—July 2012) with a broad portfolio of functions reporting to her, including operations and technical services, business strategy, human resources and legal. Prior to NBCUniversal, Ms. Fili-Krushel was Executive Vice President of Administration at Time Warner Inc. (July 2001—December 2010). Before joining Time Warner in July 2001, Ms. Fili-Krushel had been Chief Executive Officer of WebMD Health Corp. since April 2000. From July 1998 to April 2000, Ms. Fili-Krushel was President of the ABC Television Network, and from 1993 to 1998 she served as President of ABC Daytime. Before joining ABC, she had been with Lifetime Television since 1988. Prior to Lifetime, Ms. Fili-Krushel held several positions with Home Box Office. Before joining HBO, Ms. Fili-Krushel worked for ABC Sports in various positions.

Paula A. Price	Director. Ms. Price has been Senior Lecturer at Harvard Business School in the Accounting and Management Unit since July 2014. She was Executive Vice President and Chief Financial Officer of Ahold USA from May 2009 until January 2014. Before joining Ahold, she was the Senior Vice President, Controller and Chief Accounting Officer at CVS Caremark Corp. from July 2006 until August 2008. Earlier in her career, Ms. Price served as the Chief Financial Officer for the Institutional Trust Services division of JPMorgan Chase (from August 2002 until September 2005), and held several other senior management positions in the U.S. and the U.K. in the financial services and consumer packaged goods industries. A certified public accountant, she began her career at Arthur Andersen & Co. Ms. Price has also served as a director of Accenture since May 2014 and Western Digital Corporation since July 2014 and served as a director of Charming Shoppes, Inc. from March 2011 until it was sold in June 2012.

William C. Rhodes III	Director. Mr. Rhodes was elected Chairman of AutoZone, Inc., a specialty retailer and distributor of automotive replacement parts and accessories, in June 2007. He has served as President and Chief Executive Officer and as a director of AutoZone since 2005. Prior to his appointment as President and Chief Executive Officer, Mr. Rhodes was Executive Vice President—Store Operations and Commercial. Prior to 2004, he

Name	Present Principal Occupation or Employment and Five-Year Employment History
had been Senior Vice President—Supply Chain and Information Technology since 2002, and prior thereto had been Senior Vice President—Supply Chain since 2001. Prior to that time, he served in various capacities with AutoZone, including Vice President—Stores in 2000, Senior Vice President—Finance and Vice President—Finance in 1999, and Vice President—Operations Analysis and Support from 1997 to 1999. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young, LLP.

David B. Rickard	Director. Mr. Rickard served as the Executive Vice President, Chief Financial Officer and Chief Administrative Officer of CVS Caremark Corp., a retail pharmacy chain and provider of healthcare services and pharmacy benefits management, from September 1999 until his retirement in December 2009. Prior to joining CVS Caremark, Mr. Rickard was the Senior Vice President and Chief Financial Officer of RJR Nabisco Holdings Corporation from March 1997 to August 1999. Previously, he was Executive Vice President of International Distillers and Vintners Americas. Mr. Rickard is a director of Harris Corporation and Jones Lang LaSalle Incorporated.

Executive Officers

Name	Present Principal Occupation or Employment and Five-Year Employment History
Richard W. Dreiling	See “Board of Directors” above.

Todd J. Vasos	Chief Operating Officer. Mr. Vasos joined Dollar General in December 2008 as Executive Vice President, Division President and Chief Merchandising Officer. He was promoted to Chief Operating Officer in November 2013. Prior to joining Dollar General, Mr. Vasos served in executive positions with Longs Drug Stores Corporation for 7 years, including Executive Vice President and Chief Operating Officer (February 2008 through November 2008) and Senior Vice President and Chief Merchandising Officer (2001—2008). He also previously served in leadership positions at Phar-Mor Food and Drug Inc. and Eckerd Corporation.

David M. Tehle	Executive Vice President and Chief Financial Officer. Mr. Tehle joined Dollar General in June 2004 as Executive Vice President and Chief Financial Officer. He served from 1997 to June 2004 as Executive Vice President and Chief Financial Officer of Haggar Corporation, a manufacturing, marketing and retail corporation. From 1996 to 1997, he was Vice President of Finance for a division of The Stanley Works, one of the world’s largest manufacturers of tools, and from 1993 to 1996, he was Vice President and Chief Financial Officer of Hat Brands, Inc., a hat manufacturer. Earlier in his career, Mr. Tehle served in a variety of financial-related roles at Ryder System, Inc. and Texas Instruments Incorporated. Mr. Tehle is a director of Jack in the Box Inc.

David D’Arezzo	Executive Vice President and Chief Merchandising Officer. Mr. D’Arezzo joined Dollar General in November 2013 as Executive Vice President and Chief Merchandising Officer. Prior to Dollar General, from May 2008 until August 2013, Mr. D’Arezzo served as Executive Vice President and Chief Operating Officer of Grocers Supply Co., Inc., the largest independent wholesaler in the southern United States. From 2006 to 2008, he served as Senior Vice President and Chief Marketing Officer of Duane Reade, Inc., the largest drugstore chain in New York City, and as its Interim Chief Executive Officer for four months in 2008. Prior to Duane Reade, he

Name	Present Principal Occupation or Employment and Five-Year Employment History
served as Chief Operating Officer of Raley’s Family of Stores, Northern California’s premier supermarket operating 120 stores in three western states, from 2003 to 2005. From 2002 to 2003, he served as Executive Vice President of Merchandising and Replenishment at Office Depot, Inc., a global supplier of office products and services. From 1994 to 2002, Mr. D’Arezzo held various positions at Wegmans Food Market, a supermarket operator, including Senior Vice President of Merchandising (1998—2002), Division Manager (1997) and Group Manager (1994—1996). He worked as Vice President of Sales at DNA Plant Technology, a biotechnology start-up company, in 1994. He also held various positions at PepsiCo, Inc. from 1989 to 1993, including Business Development Manager, Area Marketing Manager, Brand Manager—Diet Pepsi and New Products Assistant Marketing Manager.

John W. Flanigan	Executive Vice President, Global Supply Chain. Mr. Flanigan joined Dollar General as Senior Vice President, Global Supply Chain in May 2008. He was promoted to Executive Vice President in March 2010. Prior to joining Dollar General, he was Group Vice President of Logistics and Distribution for Longs Drug Stores Corporation, an operator of a chain of retail drug stores on the West Coast and Hawaii, from October 2005 to April 2008. From September 2001 to October 2005, he served as the Vice President of Logistics for Safeway Inc., a food and drug retailer, where he oversaw distribution of food products from Safeway distribution centers to all retail outlets, inbound traffic and transportation. He also has held distribution and logistics leadership positions at Vons—a Safeway company, Specialized Distribution Management Inc., and Crum & Crum Logistics.

Robert D. Ravener	Executive Vice President and Chief People Officer. Mr. Ravener joined Dollar General as Senior Vice President and Chief People Officer in August 2008. He was promoted to Executive Vice President in March 2010. Prior to joining Dollar General, he served in human resources executive roles with Starbucks Corporation, a roaster, marketer and retailer of specialty coffee, from September 2005 until August 2008 as the Senior Vice President of U.S. Partner Resources and, prior to that, as the Vice President, Partner Resources—Eastern Division. Prior to serving at Starbucks, Mr. Ravener held Vice President of Human Resources roles for The Home Depot Inc., a home improvement retailer, at its Store Support Center and a domestic field division from April 2003 to September 2005. Mr. Ravener also served in executive roles in both human resources and operations at Footstar, Inc. and roles of increasing leadership at PepsiCo, Inc.

Gregory A. Sparks	Executive Vice President, Store Operations. Mr. Sparks joined Dollar General in March 2012 as Executive Vice President of Store Operations. Prior to joining Dollar General, Mr. Sparks served as Division President, Seattle Division, for Safeway Inc., a food and drug retailer, a role he had held since 2001. As Division President of the Seattle Division, Mr. Sparks was responsible for the supervision of approximately 200 stores and approximately 23,000 employees in the northwest region and oversaw real estate, finance and operations of the Seattle Division. Mr. Sparks has 37 years of retail experience including a 34-year career with Safeway where he held roles of increasing responsibility including merchandising manager (1987), category manager (1987—1990), divisional director of merchandising, grocery and general merchandise (1990—1997) and divisional vice president of marketing (1997—2001).

Name	Present Principal Occupation or Employment and Five-Year Employment History
Anita C. Elliott	Senior Vice President and Controller. Ms. Elliott joined Dollar General as Senior Vice President and Controller in August 2005. Prior to joining Dollar General, she served as Vice President and Controller of Big Lots, Inc., a closeout retailer, from May 2001 to August 2005. Prior to serving at Big Lots, she served as Vice President and Controller for Jitney-Jungle Stores of America, Inc., a grocery retailer, from April 1998 to March 2001. Prior to serving at Jitney-Jungle, she practiced public accounting for 12 years, 6 of which were with Ernst & Young LLP.

Rhonda M. Taylor	Senior Vice President and General Counsel. Ms. Taylor joined Dollar General as an Employment Attorney in March 2000 and was promoted to Senior Employment Attorney in 2001. She was promoted to Deputy General Counsel in 2004 and then moved into the role of Vice President and Assistant General Counsel in March 2010. She has served as Senior Vice President and General Counsel since June 2013. Prior to joining Dollar General, she practiced law with Ogletree, Deakins, Nash, Smoak & Stewart, P.C., where her practice was focused on labor law and employment litigation. She has also held attorney positions with Ford & Harrison LLP and Stokes & Bartholomew.

Directors and Executive Officers of the Purchaser

The name, present principal occupation or employment, and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of D3 Merger Sub, Inc. are set forth below. The business address of each director and officer is care of Dollar General, 100 Mission Ridge, Goodlettsville, TN 37072. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Dollar General. None of the directors and officers of D3 Merger Sub, Inc. listed below has, during the past five (5) years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed are citizens of the United States.

Board of Directors

Name	Present Principal Occupation or Employment and Five-Year Employment History
Richard W. Dreiling	See “Schedule I—Directors And Executive Officers Of Dollar General Corporation and the Purchaser—Directors and Executive Officers of Dollar General—Richard W. Dreiling.”

David M. Tehle	See “Schedule I—Directors And Executive Officers Of Dollar General Corporation and the Purchaser—Directors and Executive Officers of Dollar General—David M. Tehle.”

Rhonda M. Taylor	See “Schedule I—Directors And Executive Officers Of Dollar General Corporation and the Purchaser—Directors and Executive Officers of Dollar General—Rhonda M. Taylor.”

Executive Officers

Name	Present Principal Occupation or Employment and Five-Year Employment History
Richard W. Dreiling	See “Schedule I—Directors And Executive Officers Of Dollar General Corporation and the Purchaser—Directors and Executive Officers of Dollar General—Richard W. Dreiling.”

David M. Tehle	See “Schedule I—Directors And Executive Officers Of Dollar General Corporation and the Purchaser—Directors and Executive Officers of Dollar General—David M. Tehle.”

Rhonda M. Taylor	See “Schedule I—Directors And Executive Officers Of Dollar General Corporation and the Purchaser—Directors and Executive Officers of Dollar General—Rhonda M. Taylor.”

The Depositary for the Offer is:

Continental Stock Transfer & Trust Company

By Registered or Certified Mail, Hand or Overnight Courier: Continental Stock Transfer & Trust Company 17 Battery Place, 8th Floor New York, NY 10004 Attention: Corporate Actions Department

Questions or requests for assistance may be directed to the Information Agent and the Dealer Manager at their telephone numbers and/or addresses. Requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20 th Floor

New York, NY 10022

Shareholders may call toll free: (877) 750-5837

Banks and Brokers may call collect: (212) 750-5833

The Dealer-Manager for the Offer is:

Goldman, Sachs & Co.

200 West Street, 7th Floor

New York, New York 10282-2198

Call Toll-Free: (800) 323-5678